 Suite 760 - 669 Howe Street
Vancouver, British Columbia V6C 0B4
604-623-4700
1-888-600-2200

MANAGEMENT INFORMATION CIRCULAR

Dated this 20th day of March, 2017

Who We Are

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone in Serbia and 60% owner of the high-grade copper-zinc Bisha Mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to continue to grow shareholder value through advancing the development of the Timok project by delivering a prefeasibility study, obtaining the necessary permits to advance the decline development, advancing the Timok project toward production in 2021 and delivering on the full potential of Bisha.

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REPORT TO SHAREHOLDERS	MARCH 20, 2017

Nevsun’s past year was transformational. We executed an opportunistic acquisition on one of the best copper-gold assets in the world that now provides the Company a quality platform for growth in shareholder value. It was a very successful transaction whose value will become even more apparent later this year when we plan to deliver a maiden mineral reserve as part of a pre-feasibility study on the principal upper zone deposit at Timok.  In the past year, we have accomplished our key strategic objective to diversify our asset base. We have more recently also taken the prudent decision to reduce our quarterly dividend in favour of capital allocation to the development of our newly acquired world class Timok Project.  Our broad strategy and goals for the future are very straight forward and have been well communicated to the market.  This strategy was developed by management with approval by the Board of Directors in the past year:

  First, we plan to maximize the value of our two main assets – Timok in Serbia and Bisha in Eritrea. We plan to convert Timok’s resources to reserves in the near term and then develop Timok into a world class mine. We also plan to continue to deliver on the full potential of Bisha.
  Second, we will continue to position our people, our practices and organization for success. This is about doing the right things, with the right people. We will maintain our social license to operate.
  Third, we will proactively and openly engage with, and share benefits with our many stakeholders.
  Fourth, we will further strengthen asset and regional diversification over the next five years.

The economic growth generated by our business in both Eritrea and Serbia results in significant benefit to both countries and their people through direct and indirect employment, training and wealth creation. We are a force for good in the countries we operate.

The Company has in the past year demonstrated, once again, its ability to deliver results. We were able to generate US$45 million after tax cash from operations from the Bisha mine. The Company’s balance sheet is very strong, with approximately US$200 million in cash and no debt. We are focused on achieving financial results.

Our success in 2016 can be attributed to the efforts of our many stakeholders – our employees, contractors, suppliers and very importantly, the communities in which we operate:  the State of Eritrea, our partner in the Bisha Mine, and the State of Serbia, a very supportive government for the development of Timok.

Performance Outlook for 2017:

• We plan to maintain our top quartile safety performance.

• At Timok:	We plan to deliver a pre-feasibility study in September 2017, with an initial reserve.
We plan to obtain necessary permits and begin decline development in Q4 2017.
We plan to rapidly advance the overall project to production in 2021.

• At Bisha:	We expect to produce 200 to 230 million pounds of zinc.
We expect to produce 10 to 20 million pounds of copper.
We expect to monetize 10,000 gold equivalent ounces from stockpiles.

• Exploration:	We plan to complete 130,000 metres of exploration and development drilling.
We plan to update the Bisha resource and reserve estimate.

We have proven our ability in the past six years to establish very successful mining operations at Bisha and look forward to expanding on this success in 2017. We also very much look forward to progressing the Timok deposit over the course of the next year.

On behalf of Nevsun and the Board of Directors, I would like to thank you for your commitment to the growth and future prosperity of the Company.

NEVSUN RESOURCES LTD.

“Clifford T. Davis”

Clifford T. Davis
President and Chief Executive Officer

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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders of Nevsun Resources Ltd. (the “Company” or “Nevsun”) will be held at 9:00 a.m. (Pacific Time) on Wednesday, May 3, 2017 at the Four Seasons Hotel, Montague Room, 791 West Georgia Street, Vancouver, British Columbia, to:

1.	receive and consider the audited annual consolidated financial statements of the Company for the fiscal period ended December 31, 2016, with the report of the auditors therein;

2.	set the number of directors for the ensuing year at eight;

3.	elect the Directors and fix their terms of office;

4.	appoint KPMG LLP as auditors of the Company for the ensuing year and authorize the directors to fix their remuneration;

5.	to consider and, if thought fit, pass an ordinary resolution to approve the confirmation, ratification and continuation of the Shareholder Rights Plan;

6.	consider and approve an advisory resolution with respect to the Company’s approach to executive compensation; and

7.	transact any other business as may properly come before the Meeting or any adjournments thereof.

You have the right to vote your shares if you were a Nevsun shareholder on March 20, 2017, the record date for the Meeting which was fixed by resolution of the Board of Directors of the Company.

If you are unable to attend the Meeting, you are encouraged to vote your proxy by mail, internet or telephone.  Please see information on how to vote in the Information Circular.  To be valid, your proxy must be received by Computershare, the Company’s transfer agent, no later than 9:00 a.m. (Pacific Time) on May 1, 2017, or not later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).  The Chair of the Meeting has the discretion to accept late proxies.

If you have any questions relating to the Meeting, please contact the Company by calling toll-free in North America at 1-888-600-2200, toll-free outside North America at 1-866-684-6730, or by email at contact@nevsun.com.

Dated at Vancouver, British Columbia this 20th day of March 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Clifford T. Davis”

Clifford T. Davis
President, Chief Executive Officer and Director

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MANAGEMENT INFORMATION CIRCULAR

NEVSUN RESOURCES LTD.
(the “Company” or “Nevsun”)

Suite 760 – 669 Howe Street
Vancouver, British Columbia
Canada   V6C 0B4

MANAGEMENT INFORMATION CIRCULAR

General Information

Information contained in this Management Information Circular (the “Information Circular” or “Circular”) is as of March 20, 2017 (the “Record Date”) unless otherwise indicated and all dollar amounts referenced herein are in Canadian Dollars (“CAD”), unless otherwise specified.  The exchange rate as at December 31, 2016 was CAD$1.00 = US$0.745.

This Information Circular has been approved by the board of directors of the Company (the “Board” or “Directors”).

Voting Information

The Company is authorized to issue an unlimited number of common shares without par value.  On the Record Date, 301,869,593 common shares (“Common Shares”) were issued and outstanding, each share carrying the right to one vote.  On any poll, the persons named in the form of proxy will vote the shares in respect of which they are appointed.  Where instructions are given by the shareholder in respect of voting for or against any resolution, the proxy holders will do so in accordance with such instructions.

Only shareholders of record on the close of business on the Record Date, who either personally attend the Meeting or who complete and deliver a form of proxy in the manner and subject to the provisions set out under the headings Record Date and Appointment and Revocation of Proxies will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the Directors and senior officers of the Company there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company other than CDS & Co. and Cede & Co., except as follows:

Name and Address	Number of Shares	Percentage of Outstanding Common Shares
M&G Investment Management Ltd. United Kingdom, England	36,374,070(1)	12.0%
BlackRock Inc. Delaware, USA	45,406,241(2)	15.1%
(1)	This number is as of December 31, 2016, taken from Schedule 13G filed by M&G Investment Management Ltd. on EDGAR on February 14, 2017.
(2)	This number is as of December 31, 2016, taken from Schedule 13G filed by BlackRock Inc. on EDGAR on January 17, 2017.

Notice and Access Process

Nevsun has adopted the notice and access process (“Notice & Access”) provided for under Canadian securities laws for the delivery of the Information Circular, audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2016 and management’s discussion and analysis (the “Meeting Materials”) to shareholders for the Meeting. Specifically, beneficial shareholders who have requested to receive proxy-related materials and who do not have existing instructions on their account to receive paper material, and registered shareholders who have consented to electronic delivery, will receive paper copies of a notice of meeting and a voting form and will receive the other proxy-related materials through notice and access. Shareholders receiving proxy-related materials through Notice and Access will receive a notification which will contain information on how to obtain electronic and paper copies of the materials in advance of the Meeting. All other beneficial shareholders who have requested to receive proxy-related materials and all other registered shareholders will receive paper copies of the proxy circular and other proxy-related materials.

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The Company has adopted this alternative means of delivery to help reduce paper use and also reduce its printing and mailing costs. Under Notice & Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice of Meeting with information on the Meeting date, time, location and purpose, as well as information on how they may access the Meeting Materials electronically.

The Meeting Materials will be available on the Company’s website (www.nevsun.com) as of March 24, 2017, and will remain on the website for one full year thereafter.  The Meeting Materials will also be available online under the Company’s profile at www.sedar.com and on the United States Securities and Exchange Commission website (“EDGAR”) at www.sec.gov as of March 24, 2017.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Company at no cost to them by calling toll-free in North America at 1-888-600-2200, toll-free outside North America at 1-866-684-6730, or by email at contact@nevsun.com.

Nevsun urges shareholders to review this Information Circular prior to voting.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting (and at any adjournment thereof) to be held on Wednesday, May 3, 2017 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The Company will bear the expense of this solicitation.  It is expected the solicitation will be made using the Notice and Access process described above, and by mail, if applicable, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile, and in person and arrange for intermediaries to send this Information Circular and the form of proxy to their principals at the expense of the Company.

Record Date

The Company has set the close of business on March 20, 2017 as the Record Date for determining which shareholders shall be entitled to receive notice of the Meeting and to vote at the Meeting.  Only shareholders of record as of the Record Date shall be entitled to receive notice of the Meeting and to vote at the Meeting, unless after the Record Date a shareholder transfers his or her common shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case, the Transferee is entitled to vote such shares at the Meeting.  Such written request by the Transferee shall be sent to the Company’s corporate secretary at Suite 760 - 669 Howe Street, Vancouver, British Columbia, Canada, V6C 0B4.

Appointment and Revocation of Proxies

The persons named in the form of proxy are designated as proxy holders by management of the Company.  A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting unless the person who is the chair of the Meeting (the “Chair”) elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-866-732-VOTE (1-866-732-8683) and internet voting can be completed at www.investorvote.com.

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Provisions Relating to Voting of Proxies

The shares represented by proxy will be voted or withheld from voting by the designated proxy holder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  If there are no instructions provided by the shareholder, those shares will be voted in favour of all proposals set out in this Circular.  The form of proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Revocation of Proxies

Any registered shareholder who has returned a form of proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be deposited at: (i) the registered office of the Company, Suite 400, 725 Granville Street, Vancouver, British Columbia V7Y 1G5, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized; or (ii) provided at the Meeting to the Chair of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-registered shareholders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

Advice to Beneficial Shareholders of Common Shares

A substantial number of shareholders do not hold common shares in their own names (“Beneficial Shareholders”). You are a Beneficial shareholder if the shares you own are registered in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee and not in your name. Only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. In Canada, the vast majority of such common shares are registered in the name of the shareholder’s broker or an agent of that broker like CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their agents or nominees can only be voted upon the instructions of the Beneficial Shareholders.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.

There are two kinds of Beneficial Shareholders: (i) those who object to their names being made known to the Company, referred to as objecting beneficial owners (“OBOs”); and (ii) those who do not object to the Company knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”). The Company has distributed copies of the Notice of Meeting and the form of proxy directly to NOBOs and to the clearing agencies and intermediaries for distribution to OBOs.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of the Beneficial Shareholder broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxy holder for the registered shareholder and vote the common shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxy holder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.  Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their common shares.

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If the Company or its agent has sent these materials directly to you, your name, address and information about your holding of securities has been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf.  By choosing to send the Notice of Meeting, and if applicable, the Meeting Materials to you directly, the Company (and not the nominee holding on your behalf) has assumed responsibility for delivering materials to you and executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. The Company intends to pay for intermediaries to forward the proxy-related materials and the request for voting instructions made by intermediary to OBOs.

Voting of Shares and Exercise of Discretion of Proxies

On any poll, the persons named in the form of proxy provided to registered shareholders will vote the shares in respect of which they are appointed and, where instructions are given by the shareholder in respect of voting for or against any resolutions will do so in accordance with such instructions.

In the absence of any direction in the proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The form of proxy, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.  At the date of this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters, which are not now known to management, should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

Business of Meeting

1.	Financial Statements

The audited annual consolidated financial statements of the Company for the year ended December 31, 2016 and the report of the auditors thereon will be placed before the shareholders at the Meeting.

The audited annual consolidated financial statements and management’s discussion and analysis of the Company for the year ended December 31, 2016 are available upon request from the Company or they can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, or on the Company’s website at www.nevsun.com.

2.	Set the Number of Directors

The Board currently consists of seven Directors.  It is proposed that the number of Directors to be elected at the Meeting for the ensuing year be set at eight.

The Board recommends that shareholders vote FOR the ordinary resolution to set the number of Directors at eight.  Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the ordinary resolution to set the number of Directors at eight.

3.	Election of Directors

Seven of the eight nominated directors have confirmed their willingness to serve on Nevsun’s board for the 2017 term. Mr. Clifford T. Davis, the CEO and a nominated director, has indicated his intention to retire during the 2017 term and has confirmed his willingness to serve on Nevsun’s board until his retirement. The term of office of each of the present Directors expires at the Meeting. The nominees proposed for election as Directors were recommended to the Board by the Corporate Governance and Nominations Committee of the Board (“CGN Committee”).

Shareholders can vote for all of the proposed nominees, vote for some of the proposed nominees and withhold for others, or withhold for all of the proposed nominees. Unless otherwise instructed, the persons named in the form of proxy intend to vote for the election of each of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a Director.  Subject to the Company’s Majority Voting Policy (described below) and the retirement of Mr. Davis during the 2017 term, each Director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the British Columbia Business Corporations Act.

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Director nominees for 2017 are:

R. Stuart Angus Ian R. Ashby Geoffrey Chater Clifford T. Davis	Anne E. Giardini Ian W. Pearce David S. Smith Stephen V. Scott

Each of the nominees is well qualified and demonstrates the competencies, character and commitment that is complementary to Nevsun’s needs and culture and has expressed his or her willingness to serve on the board.  Further information on each of the nominees can be found under the heading Director Profiles starting on page13.

The Board recommends that the shareholders vote FOR each of the above nominees proposed for election as Directors, as disclosed in this Circular.  Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR each of the nominees proposed for election as Directors, as disclosed in this Circular.

Majority Voting Policy

The Company’s Majority Voting Policy provides that any nominee proposed for election as a Director in an uncontested election who receives, from the shares voted at the meeting of shareholders in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election as a Director, must promptly tender his or her resignation to the Chair of the Board, to take effect on acceptance by the Board. If a Director in an uncontested election receives from the shares voted at the meeting of shareholders in person or by proxy, a greater number of shares withheld for his or her election as a Director than shares voted in favour of his or her election and tenders his or her resignation, the CGN Committee will expeditiously consider the Director’s offer to resign and, unless there are extraordinary circumstances, will recommend to the Board to accept such resignation.  The Board will have 90 days to make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of press release, a copy of which will be provided to the Toronto Stock Exchange (the “TSX”) as required under Section 461.3(e) of the TSX Company Manual. The applicable Director will not participate in any Committee or Board deliberations on the resignation offer. The full text of the Majority Voting Policy is available upon request to the Company at contact@nevsun.com.

Minimum Ownership Guideline for Directors and NEOs

To ensure that the interests of directors and senior executives of the Company are aligned with those of shareholders, the Company requires directors, the CEO and other NEOs to maintain a significant ownership stake in the Company over their tenure.  Minimum ownership requirements are as follows:

  Directors – Three (3) times the annual retainer, of which at least one times the annual retainer is to be held in shares and the remainder may be held in DSUs.
  CEO – Three (3) times the annual base salary, of which at least one times the annual base salary is to be held in shares and the remainder may be held in RSUs and PSUs.
  Other NEOs – One (1) times the annual base salary, of which at least 1/3 of the requirement is to be held in shares and the remainder may be held in RSUs and PSUs.

The following may be used in determining ownership:

  Shares owned directly
  Shares owned jointly or separately by the individual’s spouse
  Shares held in trust for the benefit of the individual, the individual’s spouse and/or children
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  Deferred Share Units
  Performance Share Units
  Restricted Share Units

Stock options do not count toward meeting these guidelines.

The value of the individual’s ownership requirement is based upon such individual’s then current base salary or annual retainer. The determination of whether the individual meets the applicable guidelines will be made in January of each year, effective as at close of business December 31 of the prior year and will be based on the volume weighted average closing price of the Company’s shares on the Toronto Stock Exchange for the 20 trading days preceding and including the last trading day of that prior calendar year.  Individuals will be notified by email in January of each year as to the status of their compliance with these guidelines.

The applicable guideline level of Company ownership is expected to be satisfied by each individual within five (5) years after first becoming subject to ownership guidelines or after the date of appointment to his or her position. In the event of an increase in an individual’s base salary or annual retainer, he or she will have one (1) year from the time of the increase to meet the increased ownership guideline. Once the individual’s level of ownership satisfies the applicable guideline, ownership at the guideline level is expected to be maintained continuously for as long as the individual is subject to these guidelines.

The Human Resources Committee of the Board of Directors shall have authority to administer these guidelines. Upon the request of an individual subject to these guidelines, the Committee may grant a waiver of these guidelines in consideration of the personal circumstances of the individual. The Board of Directors or the Committee, as authorized by the Board of Directors, may at its discretion provide extensions to meet the ownership guidelines and may at its discretion implement measures regarding non-compliance with the ownership guidelines including without limitation, postponing further grants of long term incentive (LTI) compensation until such guidelines have been met or requiring that a portion of any payout of LTI (including stock options, RSUs, PSUs or DSUs) be applied toward the purchase of shares or take such other measures as it may consider appropriate in the circumstances. The Committee shall review these guidelines from time to time and make recommendations to the Board of Directors for modifications as necessary or appropriate.

At December 31, 2016, the Directors and Named Executive Officers (as hereinafter defined), as a group, beneficially own, directly or indirectly, or exercise control or direction over a total of 3,382,626 Common Shares with a total value of approximately $14 million based on a closing price of $4.15 (with the CEO owning 1,865,222 Common Shares with a value of $7.7 million), directly or indirectly, representing approximately 1.1% of the issued and outstanding Common Shares.

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The information as to ownership in the Company, securities of the Company beneficially owned or over which a Director or NEO exercises control or direction is provided in the table below.

	Securities Held
Name	Common Shares ($ Value)(1)	DSUs ($ Value)	PSUs ($ Value)	RSUs ($ Value)(2)	Total $ Value	2016 Retainer Fees/Base Salary $	Meets ownership guideline (% of guideline)
R. Stuart Angus, Board Chair	534,901 (2,219,839)	145,309 (617,084)	0	0	2,836,923	150,000	Yes (630%)
Ian R. Ashby, Director	30,000 (124,500)	62,804 (266,711)	0	0	391,211	100,000	Yes (130%)
Geoffrey Chater, Director	142,552 (591,591)	17,300 (73,468)	0	0	665,059	100,000	Yes (222%)
Clifford T. Davis, Executive Director	1,865,222 (7,740,671)	1,894,765 (8,046,509)	318,007 (2,025,725)	210,231 (892,788)	18,705,693	730,000	Yes (487%)
Gary E. German, Director	546,094 (2,266,290)	108,473 (460,654)	0	0	2,826,944	100,000	Yes (909%)
Ian W. Pearce, Director	0	0	0	0	0	0	No(3)
Stephen V. Scott, Director	154,092 (639,482)	17,300 (73,468)	0	0	712,950	100,000	Yes (238%)
David S. Smith, Director	17,440 (72,376)	0	0	0	72,376	0	No(4)
Frazer W. Bourchier, COO	0	0	132,681 (657,567)	84,780 (360,037)	1,017,604	475,000	No(5)
Joseph P. Giuffre, CLO	32,500 (134,875)	0	106,777 (524,032)	71,204 (302,384)	961,291	475,000	No(6)
Scott A. Trebilcock, CDO	8,461 (35,113)	0	100,129 (481,683)	68,988 (292,973)	809,769	475,000	No(7)
Thomas S. Whelan, CFO	51,364 (213,161)	0	106,777 (524,032)	71,204 (302,384)	1,039,577	475,000	Yes (219%)

(1)	Calculation based on the number of shares owned and the closing price ($4.15) of the Company’s shares as at December 31, 2016.
(2)	Calculation based on the 5-day volume-weighted average share price of the Company as of December 31, 2016 ($4.25).
(3)	Mr. Pearce has until 2022 to meet guideline.
(4)	Mr. Smith has until 2022 to meet guideline.
(5)	Mr. Bourchier has until 2022 to meet guideline.
(6)	Mr. Giuffre has until 2022 to meet guideline.
(7)	Mr. Trebilcock has until 2022 to meet guideline.

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Advance Notice Policy

The Company’s Advance Notice Policy provides shareholders, Directors and management of the Company with a clear framework for nominating Directors. The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit Director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any Director nominee to be eligible for election at any annual or special meeting of shareholders.

In the case of an annual general meeting of shareholders, notice to the Company must be made not less than 40 nor more than 75 days prior to the date of the annual general meeting; provided, however, that in the event that the annual general meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. The Board may, in its sole discretion, waive any requirement of the Advance Notice Policy. The full text of the Advance Notice Policy is available upon request to the Company at contact@nevsun.com.

4.	Appointment of Auditors

KPMG LLP has been Nevsun’s independent auditor since 1994.  Upon the recommendation of the Audit Committee, shareholders will be asked to approve the re-appointment of KPMG LLP as auditor and also to authorize the Board to set the auditor’s remuneration for 2017.

KPMG LLP conducts the annual audit of Nevsun’s financial statements and provides audit-related, tax and other services and reports to the Audit Committee of the Board.  The table below outlines the fees paid to KPMG LLP during the last two years.

	Year ended December 31, 2016	Year ended December 31, 2015
Audit fees(1) Audit-related fees(2)	$ 614,935 33,753	$ 492,158 17,500
Tax fees(3)	54,670	57,781
All other fees	--	(4)10,000
Total	$ 703,358	$ 577,439
(1)	Audit fees include fees related to the audit of the year-end financial statements, audit of the internal control over financial reporting, review of the interim financial statements, and services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements for such year.
(2)	Audit related fees consist of fees for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of the financial statements and are not reported above as Audit Fees.
(3)	Tax fees for 2016 and 2015 are for tax advice in connection with proposed transaction and general matters, all in accordance with the pre-approval policies of the Audit Committee.
(4)	Other fees were billed by the Auditors in 2015 for general advisory services relating to due diligence.

The Board recommends that shareholders vote FOR the appointment of KPMG LLP as auditors for the Company at a remuneration to be fixed by the Directors, as disclosed in this Circular.  Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the appointment of KPMG LLP as auditors for the Company at a remuneration to be fixed by the Directors, as disclosed in this Circular.

5.	Advisory Resolution on Executive Compensation

The Company’s non-binding advisory vote on executive compensation gives shareholders an opportunity to vote “For” or “Against” the Company’s approach on executive compensation through the advisory resolution disclosed in this Information Circular.  The Compensation Discussion and Analysis section of this Information Circular discusses the Company’s approach to compensation, the objective of the compensation program, how the compensation process is administered, how objectives and goals are set and the outcomes of the compensation process.  The primary objective of the Company’s compensation

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program, including the executive compensation program, is to attract and retain qualified employees that fit in with the Nevsun corporate culture in order to achieve its corporate objectives and increase shareholder value and ensure that a significant proportion of compensation reflects the financial performance of the Company.  The Company will disclose the result of the vote as part of its report on voting results for the Meeting.  Since this is an advisory vote, the results of the vote will not be binding on the Board but the Board will consider the outcome as part of their ongoing review of the approach to compensation.  The Board will disclose to shareholders, as soon as is practicable, and no later than in the Information Circular for the following annual general meeting of the shareholders of the Company, a summary of the comments received and the changes to the compensation plans made or the reasons why no changes will be made.

The Board recommends that shareholders vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular.  Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the advisory resolution to accept the executive compensation as disclosed in this Circular.

6.	Confirmation, Ratification and Continuation of the Company’s Shareholder Rights Plan

On June 8, 2011, the Board adopted a shareholder rights plan for the Company (the “Rights Plan”). On November 16, 2011 and again on May 22, 2014 the Company’s shareholders ratified and confirmed the Rights Plan.  Pursuant to a shareholder rights plan agreement dated as of June 8, 2011 and renewed on May 22, 2014 between the Company and Computershare Investor Services Inc. (“Computershare”), Computershare acts as the rights agent under the Rights Plan in connection with the exercise of rights (the “Rights”) under the Rights Plan, the issue of certificates evidencing the Rights, and other related matters. The Rights Plan will expire at the end of the Meeting, unless the shareholders of the Company vote to approve its continuation.

At the Meeting, shareholders will be asked to confirm, ratify and continue the Rights Plan. The Rights Plan may be obtained under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, or on the Company’s website at www.nevsun.com. A copy of the Rights Plan may also be obtained upon request made to the Company at contact@nevsun.com.  Capitalized terms used in this section and not otherwise defined herein have the meaning assigned to them in the Rights Plan.

The full text of the resolution confirming, ratifying and approving the continuation of the Rights Plan is set out below. The Rights Plan has not been amended since it was adopted in 2011 and ratified and confirmed by shareholders of the Company in 2014.

Purpose of the Shareholder Rights Plan

The purpose of the Rights Plan is to encourage the fair treatment of shareholders in connection with any take-over bid for the Company. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure.  It is also intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.  The Rights Plan encourages a potential acquirer to proceed either by way of a Permitted Bid, which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.  The Rights Plan generally provides that if a bidder acquires or announces an intention to acquire more than 20% of the Shares, other than by way of a Permitted Bid or with the approval of the Board, the share capital of the Company would be considerably diluted if the bidder proceeds with its bid, thereby making its bid prohibitively expensive.

Principal Terms of Shareholder Rights Plan

Term

If the Rights Plan is confirmed, ratified and continued by the shareholders of the Company at the Meeting, the Rights Plan will continue in force until the close of the third annual meeting of shareholders of the Company occurring after the Meeting.

Issue of Rights

On June 8, 2011, the Board implemented the Rights Plan by authorizing the issue of one Right in respect of each Common Share outstanding to holders of record as at the Record Time.  The Board also authorized the issue of one Right in respect of each Common Share issued after the Record Time and prior to the Separation Time and the Expiration Time.

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Exercise of Rights

The Rights are not exercisable initially. The Rights will separate from the Common Shares and become exercisable at the close of business on the tenth Trading Day after the earlier of the first public announcement of facts indicating that a person (the “Acquiring Person”) has acquired Beneficial Ownership of 20% or more of the Common Shares or the commencement of, or the first public announcement of, the intent of any person to commence a take-over bid which would result in such person Beneficially Owning 20% or more of the Common Shares, or the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such, or such later time as the Board may determine in good faith (in any such case, the “Separation Time”). After the Separation Time, but prior to the occurrence of a Flip-in Event, each Right may be exercised to purchase one Common Share at an exercise price of $50.

The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Common Shares.

Flip-in Event and Exchange Option

The acquisition by an Acquiring Person of 20% or more of the Common Shares, other than by way of a Permitted Bid or a Competing Permitted Bid, is referred to as a “Flip-in Event”. Upon the occurrence of a Flip-in Event and following ten Trading Days after the first public announcement of facts indicating that a person has become an Acquiring Person, each Right, other than a Right Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.  Rights Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.

In addition, the Rights Plan permits the Board to authorize the Company, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of the Company or a combination thereof.

Although the issuance of the Rights is not initially dilutive, upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share on a fully-diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Permitted Bids

The Rights Plan will not be triggered by a Permitted Bid or Competing Permitted Bid. A Permitted Bid is a Take-over Bid that complies with the following:

(a)	the Take-over Bid must be made by way of a take-over bid circular;

(b)	the Take-over Bid must be made to all shareholders for all Common Shares held by them;

(c)	Common Shares may be deposited under the Take-over Bid any time between the date of the bid and the date Common Shares are taken up and paid for, and any Common Shares deposited under the Take-over Bid may be withdrawn until taken up and paid for;

(d)	the Take-over Bid must be outstanding for at least 60 days and Common Shares tendered pursuant to the Take-over Bid may not be taken up before the expiry of the 60 day period and only if at such time more than 50% of the Common Shares held by shareholders, other than the bidder, its associates, affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the Take-over Bid and not withdrawn; and

(e)	if, on the date on which Common Shares may be taken up and paid for by the bidder, more than 50% of the Common Shares held by Independent Shareholders shall have been tendered to the Take-over Bid, the bidder must make a public announcement to that effect and keep the Take-over Bid open for at least 10 more business days from the date of such public announcement.

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The Rights Plan allows for a Competing Permitted Bid to be made while a Permitted Bid or another Competing Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it remain open until the later of 35 days (or such longer period as is prescribed by the Securities Act (Ontario)) after the date the Competing Permitted Bid was made and 60 days after the earliest date on which a Permitted Bid or other Competing Permitted Bid then in existence was made.

Acquiring Person

In general, an Acquiring Person is a person who Beneficially Owns 20% or more of the outstanding Common Shares. Excluded from the definition of Acquiring Person are Nevsun and its subsidiaries, and any person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of one or more or any combination of an acquisition or redemptions by Nevsun of Common Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of “Permitted Bid Acquisition”, “Exempt Acquisition”, “Convertible Security Acquisition” and “Pro Rata Acquisition” are set out in the Rights Plan. However, in general:

(a)	a “Permitted Bid Acquisition” means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(b)	an “Exempt Acquisition” means an acquisition of Common Shares or convertible securities: (a) in respect of which the Board has waived the application of the Rights Plan, or which was made on or prior to the close of business on June 8, 2011; or (b) pursuant to a distribution of Common Shares or convertible securities (and the conversion or exchange of such convertible securities) made by the Company pursuant to a prospectus, private placement or other distribution made by the Company exempt from the prospectus requirements of applicable law;

(c)	a “Convertible Security Acquisition” means an acquisition of Common Shares upon the exercise of convertible securities acquired by such person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition;

(d)	a “Pro Rata Acquisition” means an acquisition by a person of Common Shares or convertible securities: (a) as a result of a stock dividend, a stock split or other event pursuant to which such person receives or acquires Common Shares or convertible securities on the same pro rata basis as all other holders of Common Shares of the same class; (b) pursuant to any regular dividend reinvestment plan or other plan made available by the Company to holders of its securities where such plan permits the holder to direct that some or all of: (i) dividends paid in respect of shares of any class of the Company, (ii) proceeds of redemption of shares of the Company, (iii) interest paid on evidences of indebtedness of the Company, or (iv) optional cash payments, be applied to the purchase from the Company of further securities of the Company; (c) pursuant to the receipt and/or exercise by the person of rights (other than the Rights) issued by the Company to all of the holders of a series or class of Common Shares on a pro rata basis to subscribe for or purchase Common Shares or convertible securities, provided that such rights are acquired directly from the Company and not from any other person; or (d) pursuant to a plan of arrangement, amalgamation or other statutory procedure requiring shareholder approval.

Additionally, the Rights Plan provides that a person who was the Beneficial Owner of 20% or more of the outstanding Common Shares as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of any additional Common Shares.

Certificates and Transferability

Prior to the Separation Time, certificates for Common Shares will also evidence one Right for each Common Share represented by the certificate. Certificates issued after June 8, 2011 will bear a legend to this effect. Prior to the Separation Time, Rights will not be transferable separately from the associated Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Common Shares.

Redemption

The Rights may be redeemed by the Board at a redemption price of $0.0001 per Right at any time prior to the occurrence of a Flip-in Event without the prior approval of the holders of Common Shares or Rights. The Board will be deemed to have elected to redeem the Rights in the event of the successful completion of a Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan.

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Waiver

Discretionary Waiver due to Inadvertence.  The Board may at any time waive the application of the Rights Plan to a Flip-in Event that may occur by reason of a person inadvertently becoming an Acquiring Person, provided that such person has reduced its Beneficial Ownership of Common Shares such that at the time of the granting of the waiver, it is no longer an Acquiring Person.

Discretionary Waiver with Mandatory Waiver of Concurrent Bids.  The Board may, upon prior written notice to the rights agent, waive the application of the Rights Plan to a Flip-in Event (prior to the occurrence of such Flip-in Event) that may occur by reason of a Take-over Bid made by means of a take-over bid circular to all holders of record of Common Shares. However, if the Board waives the application of the Rights Plan, the Board shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-in Event occurring by reason of any Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Board may, with the prior consent of the holders of Common Shares, waive the application of the Rights Plan to a Flip-in Event (prior to the occurrence of such Flip-in Event) that may occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to holders of Common Shares. However, if the Board waives the application of the Rights Plan, the Board shall extend the Separation Time to a date subsequent to and not more than 10 business days following the meeting of shareholders called to approve such a waiver.

Amendment

Amendments to the Rights Plan, other than those required to correct clerical or typographical errors or to maintain the validity of the Rights Plan as a result of a change of law, will require shareholder approval.

Duties of the Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Shareholder Approval

The continuation of the Rights Plan is required to be approved by a majority of the votes cast by the shareholders of the Company present in person or represented by proxy at the Meeting.

The Board has determined that the Rights Plan is still in the best interest of the Company and its shareholders and recommends that shareholders vote FOR the resolution approving ratification, confirmation and continuation of the Rights Plan. Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the approval of the resolution to ratify, confirm and continue the Rights Plan.

7.	Other Business

At the date of this Information Circular, management of the Company is not aware of any other matters to be presented for action at the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

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Director Profiles

The following profiles provide information about the nominees including their background, meeting attendance, share ownership and other public company boards on which they serve.  All information is as of December 31, 2016 unless otherwise indicated.

R. STUART ANGUS, 68

Sechelt, British Columbia, Canada
Board Chair
Independent Director since 2003

Other Public Company Directorships:
K92 Mining Inc.
Kenadyr Mining Corporation
NewCastle Gold Ltd.
San Marco Resources Inc.
Tirex Resources Ltd.

2016 AGM Voting Results
For:  98.31%
Withheld:  1.69%

Mr. R. Stuart "Tookie" Angus is an independent business advisor to the mining industry. He was formerly Head of the Global Mining Group for Fasken Martineau. For the past 30 years, Mr. Angus has focused on structuring and financing significant international exploration, development and mining ventures. More recently, he was managing Director of Mergers & Acquisitions for Endeavour Financial and was responsible for merger and acquisition mandates. Mr. Angus is the former Chairman of the Board of BC Sugar Refinery Limited, he was a Director of First Quantum Minerals until June 2005, a Director of Canico Resources Corporation until its takeover by CVRD in 2005, a Director of Bema Gold until its takeover by Kinross Gold in 2007, a Director of Ventana Gold until its takeover by AUX Canada Acquisition in 2011 and a Director of Plutonic Power until its merger with Magma Energy in 2011.
Meetings Attended in 2016
Board	6 of 6	100%
Committee Meetings Attended
Corporate Governance & Nominations Committee	2 of 2	100%
Human Resources Committee	2 of 2	100%

IAN R. ASHBY, 59 Monte Sereno, California, USA Independent Director since 2014 Other Public Company Directorships: Alderon Iron Ore Corp. 2016 AGM Voting Results For: 98.88% Withheld: 1.12%	Ian R. Ashby was appointed to the Board in January 2014. Mr. Ashby most recently held the position of President – Iron Ore for BHP Billiton Ltd. between 2006 and 2012. During a career spanning 25 years working for BHP Billiton Ltd. and its predecessor company, BHP Ltd., Mr. Ashby worked extensively in Australia, South America, North America and West Africa in a wide range of business, operational and project development roles across multi commodities and in increasingly senior positions. Prior to his most recent role, Mr. Ashby was Chief Operating Officer – Base Metals for BHP Billiton Ltd. Mr. Ashby commenced his career at Mount Isa Mines Ltd. in 1980. He holds a Bachelor of Engineering in Mining from the University of Melbourne and is a Member of The Australasian Institute of Mining and Metallurgy.
	Meetings Attended in 2016
	Board	6 of 6	100%
	Committee Meetings Attended
	Human Resources	2 of 2	100%
	Social, Environmental, Health and Safety	2 of 2	100%

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GEOFFREY CHATER, 54 Comox, British Columbia, Canada Independent Director since 2016 Other Public Company Directorships: Alianza Minerals Ltd. 2016 AGM Voting Results N/A

Geoffrey Chater was appointed to the Board in June 2016 in connection with the Company’s acquisition of Reservoir Minerals Inc. Mr. Chater has 29 years of international mineral exploration, mining and capital markets experience. He is the principal of a capital markets consultancy which he founded in 1998 that provides advice related to corporate strategy, transaction related business development and capital markets relationship development, financing and communications. Mr. Chater holds a B.Sc. Geology degree from Texas Christian University.

Meetings Attended in 2016
	Board(1)	3 of 6	50%
Committee Meetings Attended
N/A(2)

(1) Only three Board meetings were held after the date Mr. Chater was appointed to the Board. (2) Mr. Chater was appointed to the Audit Committee in early 2017.

CLIFFORD T. DAVIS, 64 Vancouver, British Columbia, Canada Executive Director since 1997 Other Public Company Directorships: None 2016 AGM Voting Results For: 99.25% Withheld: .75%

Clifford T. Davis was elected to the Board in December 1997. Mr. Davis was appointed Chief Executive Officer in August 2008 after having served as Executive VP and Chief Financial Officer since 2002 and CFO from 1994 to 2000. During the period from 2000 - 2002 he was the Chairman and CEO of a public chemical manufacturing company. Mr. Davis is a Chartered Accountant and a member of the Institute of Corporate Directors. Prior to joining Nevsun in 1994, he was a partner in the international accounting firm, KPMG where he provided services predominantly to public companies in the resource, industrial and financial sectors. Mr. Davis has had experience as a director of a number of other Canadian public companies in the industrial and mining industries.

Meetings Attended in 2016
	Board*	5 of 6	83%
Committee Meetings Attended
N/A

*Mr. Davis did not attend the Board meeting regarding approval of his retirement compensation.
Mr. Davis has advised he will be retiring during 2017. A selection process is currently underway for a new CEO. Mr. Davis, who turns 65 on April 1, 2017, has been associated with Nevsun for 23 years and has played an integral role in leading the Company to where it is today. Mr. Davis has agreed to stay with Nevsun until a suitable replacement has been appointed and well-established in the CEO role.

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ANNE E. GIARDINI, 58 Vancouver, British Columbia, Canada New Independent Director Nominee Other Public Company Directorships: None 2016 AGM Voting Results N/A

Anne E. Giardini is standing for election to the Board for the first time. Anne Giardini is the Chancellor of Simon Fraser University and the Vice Chair of the Vancouver Board of Trade, as well as a director and former director of several companies and other business and non-business organizations. She had a 20-year career with Weyerhaeuser, an international forestry company, including as President from 2008-2014 of the Canadian subsidiary. She was formerly Canadian Vice President and General Counsel for Weyerhaeuser and worked on various corporate, legal, policy, and strategic matters.  She is a community volunteer, author and public speaker, recognized for expertise on natural resource development, public and government relations, safety, risk and brand management, and manufacturing. She has been recognized extensively for her leadership and achievements in business and law, receiving many honors and awards for excellence. Ms. Giardini holds an L.L.M. from Trinity Hall, University of Cambridge, an L.L.B. from the University of British Columbia, and a B.A. from Simon Fraser University. Ms. Giardini was in 2016 bestowed the honor as an Officer of the Order of Canada.

Meetings Attended in 2016
	Board	N/A	N/A
Committee Meetings Attended
N/A

IAN W. PEARCE, 60 Oakville, Ontario, Canada Independent Director since 2017 Other Public Company Directorships: Outotec Oyj New Gold Inc. 2016 AGM Voting Results N/A

Ian W. Pearce was appointed to the Board in January 2017. Mr. Pearce has over 30 years of experience in the mining industry. From 1993 to 2003, Mr. Pearce held progressively more senior engineering and project management roles with Fluor Inc., including managing numerous significant development projects in the extractive sector. From 2003 to 2006, Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer, and he subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc, from 2006 to 2013. Since 2013, Mr. Pearce has been a partner of X2 Resources, a private partnership focused on building a mid-tier diversified mining and metals group. Mr. Pearce currently serves on the board of directors of New Gold Inc. and Outotec Oyj, and is the Chair of Mine Sense Technologies Ltd., a technology company seeking to improve the ore extraction and recovery process. He holds a Higher National Diploma in Engineering (Mineral Processing) and a Bachelor of Science degree from the University of the Witwatersrand in South Africa.

Meetings Attended in 2016
	Board	N/A	N/A
Committee Meetings Attended
N/A

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STEPHEN V. SCOTT, 56 West Vancouver, British Columbia, Canada Independent Director since 2016 Other Public Company Directorships: Entrée Gold Inc. Shore Gold Inc. 2016 AGM Voting Results N/A

Stephen V. Scott was appointed to the Board in June 2016 in connection with the Company’s acquisition of Reservoir Minerals Inc. Mr. Scott has thirty years global experience in all mining industry sectors. He is currently President and CEO of Entrée Gold Inc. Between 2000 and 2014 Mr. Scott held various global executive positions with Rio Tinto including General Manager Commercial, Rio Tinto Copper and President Director of Rio Tinto Indonesia. He serves as an independent director on the board of two other public mining companies and was a director of Reservoir Minerals prior to its acquisition by Nevsun. Mr. Scott holds a Bachelor of Business and Graduate Certificate in Corporate Secretarial Practises from Curtin University in Western Australia.

Meetings Attended in 2016
	Board*	3 of 6	50%
Committee Meetings Attended
N/A

*Only three Board meetings were held after the date Mr. Scott was appointed to the Board.

DAVID S. SMITH, 58

West Vancouver, British Columbia, Canada
Independent Director since 2017

Other Public Company Directorships:
Dominion Diamond Corporation
Paramount Gold Nevada Corporation

2016 AGM Voting Results
N/A

David S. Smith was appointed to the Board in January 2017. Mr. Smith has had a career on the finance side of business within the mining sector as well as within the supply side to the sector, with deep international exposure. He brings more than 30 years of financial and executive leadership experience to the Board. Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc. from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. in various senior positions and four years with PriceWaterhouseCoopers. Mr. Smith currently is a director of Dominion Diamond Corporation and Paramount Gold Nevada Corporation and is on the Board of Governors of Collingwood School. Mr. Smith is a Certified Public Accountant, and holds a bachelor’s degree in business administration from California State University, Sacramento. He has also completed the Institute of Corporate Directors course, Directors Education Program.

Meetings Attended in 2016
Board*	N/A	N/A
Committee Meetings Attended
N/A*

*Mr. Smith was appointed to the Audit Committee in early 2017.

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Committees of the Board of Directors

As at the date of this Information Circular, there are six committees of the Board (the “Committees”) set out below.  The Board does not currently have an executive committee.

The following table sets out the members of such Committees as at the date of this Information Circular.  After the Meeting, the Board shall reconstitute the composition of the Committees.

Name of Committee	Members of Committee
Audit Committee	David S. Smith (Chair) Geoffrey Chater Gary E. German(1)
Corporate Governance & Nominations (“CGN”) Committee	Gary E. German (Chair)(1) R. Stuart Angus Ian W. Pearce
Human Resources (“HR”) Committee	R. Stuart Angus (Chair) Ian R. Ashby Stephen V. Scott
Project Committee	Ian W. Pearce (Chair) Ian R. Ashby
Social, Environmental, Health & Safety (“SEHS”) Committee	Ian. R. Ashby (Chair) Gary E. German(1) Frazer W. Bourchier(2) Todd E. Romaine(2)
Special Committee	R. Stuart Angus (Chair) Stephen V. Scott
(1)	Mr. German is not standing for re-election to the Board.
(2)	Mr. Bourchier is the Chief Operating Officer of the Company; and Mr. Romaine is the Vice President Corporate Social Responsibility of the Company.

Corporate Governance Practices

The Corporate Governance and Nominating Committee (“CGN Committee”) considers and recommends corporate governance policies and mandates to the Board for consideration and proposes all nominees for the Board and committee appointments and assists the Board with committee and director evaluations to ensure corporate governance practices are up to date with best practices and appropriate for the Company. The Company’s corporate governance policies and mandates may be viewed on the Company’s website at: http://www.nevsun.com/corporate/governance.

Board of Directors

(a)	Independence

On an annual basis, the CGN Committee assists the Board in its consideration of assessing each Director’s independence and reviews the relationship each Director has with the Company to determine whether or not their independence is maintained. When a Director has no direct or indirect material relationship with the Company or its subsidiaries which could interfere with the Director’s independent judgment, that Director is considered to be independent. The Board has determined that a majority, consisting of seven of the eight Directors, are independent. The Chair is deemed to be an “executive officer” under the definition of Executive Officer in NI 51-102. The Board considers the Chair to be independent despite the reference to his title, as he also has no material relationship with the Company. The one non-independent Director is Clifford T. Davis, due to his position as President and CEO.

(b)	Meetings of Independent Directors

The Canadian Securities Administrator’s corporate governance guidance suggests that independent directors hold regularly scheduled meetings at which non-independent directors and members of Management are not in attendance. In 2016, there were six meetings of the Board, after which all were followed by a meeting of the independent Directors without the involvement of management. In addition, meetings of certain committees of the Board took place during the year. The Board believes that including management is often warranted in Board meetings and does not otherwise hinder or inhibit open and candid discussions and their experience and depth of knowledge are important and valuable on many matters of discussion. The Audit Committee meets quarterly, and the HR Committee, also consisting of only independent Directors, met twice in 2016, each time involving all independent Directors without management present. The CGN Committee, consisting of three independent Directors, met twice in 2016; the SEHS Committee, consisting of two independent Directors, met three times in 2016; and, the Special Committee, consisting of two independent Directors, met three times in 2016.

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(c)	Role of Chair

The role of the Chair is to ensure that the Board is effective in setting and implementing direction and strategy, and to work closely with the CEO to ensure the strategy agreed by the Board is put into effect.

Board Mandate

The full text of the Board Charter is attached as SCHEDULE “A”.

Position Descriptions

The Board has adopted written position descriptions for its Chair and also the Chair of each of the Committees.  The position descriptions are in line with each of the Committee mandates, which are also reviewed and updated from time to time by its members.

The HR Committee and the CEO have developed a position description for the CEO which has been approved by the Board.  The HR Committee annually reviews and monitors the achievement of corporate objectives that the CEO is responsible to meet.

Orientation and Continuing Education

A new Director is provided with an orientation to the role of the Board, its Committees and Directors, and to the nature and operation of the business.  This consists of:

i)	a series of meetings held with the Chair, individual Directors and the CEO to take place prior to the next formal Board meeting;

ii)	the issuance of a Board manual containing current updates about the Company and its properties, minutes of recent meetings and pertinent Board reports, Board and committee mandates, Company policies, position descriptions, list of key contacts and roles; and

iii)	a tour of the Company’s head office with introductions to key employees and opportunities for one-on-one discussions, and the opportunity to attend at least one site visit which provides the new appointee with an on-site orientation to the Company’s property and facilities.

The Board does not provide continuing education for its Directors as a group.   To ensure that Directors maintain the skill and knowledge necessary to meet their obligations as Directors, Directors are briefed at least monthly and at each Board meeting by the CEO or senior management at Bisha Mine on strategic issues or challenges which may affect the Company, its relationships, performance, budget, production schedule and any trends which may influence or change the planned development of the Company.  In addition, the Board recommends and encourages attendance at applicable meetings, conferences and other educational training to upgrade skills and assist Directors in fulfilling their roles.  The Company will cover the cost of this training and will expect to be briefed on relevant issues which the Company needs to address.  Although it is the individual Directors themselves who are responsible for keeping their education current, each of the Directors hold memberships in relevant organizations and circulate information freely to other Directors, including opportunities to attend conferences or training.

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Ethical Business Conduct

The Board has adopted a written code of ethics (the “Code”) for its Directors, officers and all employees.  The Code may be viewed on the Company’s website at www.nevsun.com/corporate/governance/code/.  To ensure and monitor compliance with the Code, the Company circulates a copy of the Code to each new employee and to all employees annually, requesting a signature acknowledging its receipt and their responsibility to review and comply with the Code. In addition, the Company has a whistleblower policy which allows anonymous reporting to an outside service or directly to the Chair of the Audit Committee.  Whistleblowing is monitored by the Audit Committee and any reported infractions are communicated to the Chair of the Audit Committee.  This information has also been distributed to all Company employees.  From January 1, 2016 to the date of this Information Circular, there were no reports regarding misconduct and/or departures from the Code.

The Company has had no material transactions or agreements in respect of which a Director or executive officer has a material interest.  However, if this were to occur, the Board would conduct at least one meeting without the affected Director or executive officer present, and this person would abstain from any required approval for the transaction.  Resolutions would be signed by only the non-affected or arms-length Directors.

Nomination of Directors

Before identifying new Directors for nomination, the potential need for new Directors is discussed among the members of the CGN Committee, who will hold a series of meetings to identify the personal attributes and experience required of a new member, together with possible candidates, then bring this to the Board as an agenda item for further discussion with the remaining Directors. The CGN Committee is composed of all independent Directors.  Once a list of personal attributes and experience has been agreed upon which would represent a good fit for the Board and the future needs of the Company, a corresponding list of potential candidates is brought forward and eventually short listed for final consideration. The CGN Committee utilizes a professional recruiting firm to assist in the talent search and selection of director candidates.

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Director Skills Matrix

In identifying and considering potential new candidates for the Board when vacancies arise and as part of the Company's ongoing Board succession plan, and when evaluating Directors, the CGN Committee has access to a skills matrix it has developed to identify and assess the Board's skills.  The director nominees have the skills and experience shown in the following matrix.

BOARD OF DIRECTORS EXPERTISE MATRIX Skill/Experience	Number of Directors
Board Prior experience as a board member for a major organization (other than Nevsun).	7
International Prior or current experience working in a major organization that has business in one or more international jurisdictions.	8
Mining, Exploration and Operations Experience with a leading mining or resource company with reserves, exploration, metallurgy and operations expertise.	8
Risk Management Experience in overseeing policies and processes to identify a resource company’s principal business risks and to confirm that appropriate systems are in place to mitigate these risks.	8
Media Relations Experience in dealing with the media on matters relating to operations and public relations issues.	7
Operations Experience as a senior operational officer of a publicly listed company or major organization; or production or exploration experience with a leading mining or resource company.	4
Human Resources Prior or current experience in executive compensation and the oversight of succession planning, talent planning and retention programs.	8
Financial Literacy Senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting and corporate finance (familiarity with internal financial controls, Canadian or US GAAP and/or IFRS).	5
Corporate Responsibility and Sustainable Development Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development policies.	7
Legal Experience on legal matters with a publicly listed company or major organization including drafting and negotiating contracts, conducting financings, dealing with regulatory bodies on securities, corporate or other regulatory matters, and corporate governance.	3
Managing/Leading Growth/Strategic Planning Experience driving strategic direction and leading growth of an organization.	7
Investment Banking/Mergers & Acquisitions Experience in investment banking, finance or in major mergers and acquisitions.	6
Government Relations/Social, Economic, Foreign Policy Experience in, or a good understanding of, the workings of governments and public policy domestically and internationally.	6
Business Judgment Track record of leveraging own experience and wisdom in making sound strategic and operational business decisions, demonstrates business acumen and a mindset for risk oversight.	8
Industry Knowledge Knowledge of the mining industry, market and business imperatives, international regulatory environment and stakeholder management.	8
Senior Officer Experience working as a senior officer of a publicly listed company or major organization and/or other professional designation skills in legal or accounting and experience working with an internationally recognized company.	7

The CGN Committee also considers other factors that it deems relevant in the context of individual Director Nominees, including the benefits of promoting diversity, as discussed further below.

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Board Assessment and Renewal

The Board undertakes a robust annual assessment process that includes:

  Director reviews conducted through completion of annual assessment questionnaires regarding the performance and effectiveness of the Board, each committee and each Director, and one-on-one conversations between the Chair of the Board and the Chair of the CGN Committee.
  An informal discussion by the Chair with Directors on a selective basis, as required, to fully understand any concerns raised or recommendations advanced by such director, and the preparation by the Chair of the CGN Committee a report to, and discussion among, the full Board which includes matters concerning, size of the Board and each Committee of the Board and whether changes in size, personnel or responsibilities are warranted.
  A review and discussion of various emerging corporate governance issues and best practices, including those related to board composition; director term limits; “overboarding”; diversity (board and executive officers), and share ownership guidelines;
   The Board and each Committee of the Board complete an annual review and assessment of its respective mandate or charter to determine if changes are warranted.
  The Company also has in place a majority voting policy and encourages dialogue with its shareholders to discuss any potential concerns with respect to a Director or the composition of the Board;
  Reviewing comments received from shareholders and responses thereto in respect of advisory resolution on executive compensation.

The Company does not currently have any term limits, retirement policies or similar mechanisms in place for forcing the renewal or replacement of its Directors.  During 2016, after a thorough review of skill sets, age, tenure and refreshment of the Company, the Board commenced a renewal process to identify, recruit and select high quality candidates most capable of fostering the Company’s future needs and objectives having regard to a variety of factors including diversity

In considering and identifying new Directors for nomination, the CGN Committee will hold a series of meetings to identify the particular skills and qualifications needed of new recruits having regard to the Company's business and objectives, as well as the then-existing composition of the Board.  Among other things, the CGN Committee uses the skills matrix identified above and the results of its Director assessment process and, together with input from the Chair of the CGN Committee and, if appropriate, the President and Chief Executive Officer, determines the necessary attributes and experience required of a new member which would represent the best fit for the Board and future needs of the Company.  Once a list of key attributes, skills and competencies for a potential new Director is identified, the CGN Committee then creates a list of possible candidates for consideration and evaluation, which are then presented to the full Board for further discussion and evaluation.  If and as needed, the CGN Committee may engage internal or external consultants to assist in identifying, evaluating and/or selecting appropriate Board candidates, including to ensure a diversity of potential candidates are identified.  Only after rigorous discussion by the CGN Committee and the Board is a short-list of potential Board candidates created, following which the Board works together with the CGN Committee to develop the best plan to recruit the preferred candidate(s).

As part of the Board renewal, Mr. Gayton and Mr. Munera retired as Directors on December 31, 2017 but will continue as consultants for the Company until December 31, 2017.  After a rigorous recruitment process by the CGN Committee with the assistance of an external consultant, Mr. Ian Pearce and Mr. David Smith were selected as appropriate Board candidates and appointed as Directors on January 1, 2017 and Anne Giardini was selected and approved as an appropriate Board candidate and nominee for the 2017 term.

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Board Leadership and Diversity

The Company has adopted a Board Diversity Policy, the key provisions of which are:

  The Board’s objectives is to select the most qualified and highest functioning directors from diverse backgrounds;
  The term “diversity” includes diversity of gender, race or ethnicity, sexual identity/orientation, age, cultural background, political affiliation, skills and experience;
  Board nominees will be chosen based on the abilities, skills and experience required from time to time, while recognizing that a more diverse Board can result in a more effective Board;
  The Corporate Governance Committee (the “CGN Committee”) will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board’s composition;
  No Board term limits are imposed since the Company values the contribution of directors which has developed over a period of time with increasing insight into the Company and its operations; and
  No fixed target regarding the representation of women on the Board.

The Company currently does not have any female Directors (0.0%) or executive officers (0.0%); however, if Anne Giardini, a Board nominee, is elected at the Meeting, Nevsun will have its first female Director.

The Company understands the benefits of a diversified work force, including promoting the level of female representation and other types of diversity, and diversity is one of many factors that are used in consideration for hires and promotions.  In identifying and considering potential candidates for executive appointments, the Board also considers factors such as years of service, regional background, merit, experience and qualification.  In addition, the relative diversity of the Company's executive team is also driven by other factors, many of which are outside of the control of the Company, including the level of staff turnover, the candidates that are available with the necessary skills and experiences required to satisfy the Company’s needs and requirements for the position when hiring and promotion opportunities arise, and various other factors. The Board does not set specific gender representation targets when identifying potential candidates to executive officer positions, but does consider diversity and where possible seeks to ensure a representative list of women is included among the group of prospective candidates for executive positions.

Compensation and Assessments

The Board determines Director and senior officer compensation by the recommendation of the HR Committee.  The HR Committee consists of four independent Directors and, with consultation from the CEO:

(i)	reviews and assesses the overall compensation policies of the Company based on industry standards, comparable corporate policies and characteristic needs and objectives of the Company, including consultation with independent experts;

(ii)	with the CEO, sets compensation parameters;

(iii)	assesses the CEO’s performance against pre-agreed objectives;

(iv)	reviews performance assessments of other senior officers, new executive appointments, terminations and employment agreements;

(v)	makes recommendations to the Board on salary changes, short-term and long-term incentive plans or benefit plans; and

(vi)	reviews and recommends disclosure pertaining to all of the foregoing.

The HR Committee is responsible for reviewing and assessing the overall compensation policies of the Company based on needs and objectives of the Company, industry standards and comparable corporate policies.

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Mercer (Canada) Limited, an independent compensation consulting firm, was contracted by the Company in 2015 and 2016 (see page 27) to evaluate compensation of Directors and senior officers of the Company.  Using the guidelines provided by the consultants, the HR Committee held meetings in late 2015 and early 2016 to determine the objectives for compensation for 2016 and bonuses for 2015 and 2016.

In addition, Director and committee assessments are conducted from time to time on an informal basis, using various parameters including attendance and participation at its Board and committee meetings.

Compensation Discussion and Analysis

For purposes of this Information Circular, named executive officers of the Company (the “Named Executive Officers” or “NEO”) as at December 31, 2016 were:

Position	Incumbent
Chief Executive Officer	Clifford T. Davis
Chief Operating Officer	Frazer W. Bourchier
Chief Legal Officer	Joseph P. Giuffre
Chief Development Officer	Scott A. Trebilcock
Chief Financial Officer	Thomas S. Whelan

Executive Summary

Nevsun’s goal each year is to deliver exceptional performance. Nevsun had a strong 2016 delivering on our primary objectives as set out in February of last year.  First and foremost, we maintained an incredible safety record in our operations, solidly in the top quartile in the sector.  Second, we executed on our disciplined M&A strategy by acquiring the Timok copper-gold project. Finally, we had a solid year at Bisha, beating guidance on supergene copper production and delivering the Bisha zinc expansion on-time and under budget.

In 2016, the following are the key highlights of Nevsun’s performance:

  completing the acquisition of Reservoir Minerals Inc. (“Reservoir”), and its ownership interest in the high-grade Timok Project;
  successfully integrating and now advancing the development of the Timok Project Upper Zone to production;
  completing the Bisha zinc expansion project on time and under budget, declaring commercial production October 1, 2016;
  completing the acquisition of significant additional exploration licenses in the Bisha District which now total 814 square kilometers;
  maintaining an industry leading safety performance record at Bisha;
  generating $958 million of after-tax operating cash flows since the commencement of commercial production in 2011;
  continually replacing and increasing potentially available mineral resources for the Bisha mill;
  declaring and paying industry-leading dividends to shareholders; and
  enhancing its corporate social responsibility programs.

In the context of the challenging economic environment and evolving competitive and governance practices, the Committee made the following changes in 2016 to our executive compensation program:

  Salaries for NEOs were frozen for 2016 at the same level as 2015 (with the exception of Scott A. Trebilcock who was promoted to Chief Development Officer on January 1, 2015 and was part way through a two-year implementation of transition to a base salary commensurate with his new role).
  In 2016, to further align the interests of directors and senior executives of the Company with those of shareholders, we increased our share ownership guidelines to three times annual base salary for the CEO, one times annual base salary for the other NEOs, and three times the annual retainer for Directors. These increased guidelines will ensure that NEOs and directors maintain a significant ownership stake in the Company over their tenure.
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  In 2016, thorough consideration was given to the composition of the peer group utilized to measure Nevsun’s relative performance to determine the vesting of PSUs. In previous years, the group was the same as the group utilized to benchmark executive compensation. For December 2015 grants, to ensure a more appropriate performance comparison, the peer group was revised to only include the similarly-sized Base Metals companies., In 2016, it was determined that the same group as the December 2015 grants would be used in 2016.
  For 2017, the salaries for NEOs have again been frozen to the same level as the prior year.

We enter 2017 with a strong balance sheet and the leading growth profile in the sector.  The clear priority remains continuing resolution of the challenges related to the copper flotation circuit at Bisha and ensuring the high-grade Timok Project remains on track to deliver a pre-feasibility by September 2017. We have a strong team focused on delivering value to our shareholders through rapidly advancing the high-grade Timok project to production.

The Board and Compensation Committee engage in ongoing discussions regarding the evaluation, compensation, and performance of Nevsun’s senior management team. Your views about executive compensation are important to us. At last year’s annual meeting, our advisory “say on pay” proposal received approximately 97.6% support.

We met with investors during the year as part of our ongoing efforts to continue to discuss the Company and obtain its views on our compensation programs and align our compensation programs with the interests of our shareholders. This on-going dialogue helped shareholders better understand the rationale for pay decisions, and provides the Board and the Committee with valuable feedback from shareholders. We will endeavor to continue to dialogue with our shareholders going forward, to obtain their feedback, and make appropriate adjustments to our compensation programs to align our compensation programs with the interests of shareholders.

In the following sections, we discuss our compensation strategy and approach, our process for making compensation decisions, the material components of our executive compensation program, and Board of Directors’ compensation.

Compensation Governance

Our compensation philosophy and related governance features are complemented by several specific policies and practices that are designed to align our executive compensation with long-term shareholder interests, including:

  Committee Independence. The HR Committee is comprised of only independent Directors within the meaning of NI 52-110 and while the Board determines its Directors, the CEO is not involved in the selection process for this committee. A copy of the HR Committee’s mandate is attached as SCHEDULE “B” to this Circular.
  Committee Expertise. The current members of the HR Committee are R. Stuart Angus (Chair), Ian R. Ashby and Stephen V. Scott.  The significant industry experience of each of the HR Committee members, along with assistance from independent compensation consultants, provides them with a suitable perspective to make decisions on the appropriateness of the Company’s compensation policies and practices.
  Stock Ownership Guideline. We have stock ownership guidelines for the CEO, the other NEOs and Directors (see page 5). These guidelines help to align the interests of management with the long-term interests of shareholders.
  Formulaic Approach to NEO Incentive Compensation. Funding for our annual incentive is primarily driven by formulas tied to our corporate performance.
  Limited Perquisites. There are no significant out of the ordinary perquisites to NEOs.
  Anti-Hedging Policy. The Company has an anti-hedging policy which prohibits Directors and senior officers of the Company or any of its subsidiaries from directly or indirectly engaging in any kind of hedging transaction that could reduce or limit the Director’s or executive officer’s economic risk with respect to the Director’s or an executive officer’s holdings, ownership or interest in or to Common Shares or other securities of Nevsun, including without limitation, outstanding DSUs, stock options, PSUs, RSUs, SARs or other compensation awards the value of which are derived from, referenced to, or based on the value or market price of Common Shares or other securities of Nevsun.  Prohibited transactions include the purchase by a Director or an executive officer of financial instruments, including, without limitation, prepaid variable forward contracts, equity swaps, collars, puts, calls or other derivative securities that are designed to hedge or offset a decrease in market value of equity securities of Nevsun.
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Compensation Strategy and Approach

The following is a general discussion of the significant elements of compensation paid to the NEOs for the most recently completed financial year. The compensation package primarily consists of: base salary, annual bonuses, and LTI awards, consisting of stock options, RSUs and PSUs, and additional compensation as defined herein. All NEOs have medical and insurance coverage paid by the Company and have normal allowances for vacation.

A major principle of the Company’s compensation philosophy is to have a significant portion of compensation tied to Company performance. As set out in the charts below, for the CEO this translates to 75% of total direct compensation (salary + short-term incentives (“STI”) + LTIs) provided in the form of incentive-based (variable, at risk) compensation.  For all other NEOs, an average of 64% of total direct compensation is provided in the form of incentive-based compensation.  Nevsun’s pay mix is generally aligned with the compensation peer group (described on page 27) for both the CEO and other NEOs.

The compensation strategy is intended to attract, retain and award the NEOs in order to accomplish the broader objectives of the Company. Those objectives have evolved from successful development of the Bisha Mine in Eritrea and commencement of commercial production of gold achieved in February 2011 to the successful transition to the copper phase and commencement of commercial production of copper in December 2013, the ongoing operational performance at the Bisha Mine through 2016, achievements in health and safety and corporate social responsibility goals and standards, and future growth of the Company through the expansion of existing resources and reserves and asset additions, including the acquisition of Reservoir Minerals Inc. in 2016.

The compensation program is designed to reward contributions to these achievements, which enhance the Company’s success at meeting its objectives, and in turn, build value for shareholders. It is managed by the HR Committee which approves compensation strategies and guidelines for NEO salaries and other senior management, and incentive awards.  The HR Committee consists of three independent Directors, as indicated above under the heading Election of Directors, none of whom have ever been an officer or employee of the Company or its subsidiaries.

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Realizable Pay/Pay-for-Performance – Chief Executive Officer

Nevsun’s executive compensation programs are designed to provide pay-for-performance and align compensation levels with shareholder interests. The following tables illustrate and compare Nevsun’s target and realizable pay for the CEO from 2014-2016:

Total Direct Compensation – Grant Date Fair Value
Year	Base Salary $	Annual Incentive Plans $	Long-term Incentives		Total $
			Options $	Share-Based Awards(1) $
2016	730,000	679,630	548,345	814,511	2,772,486
2015	730,000	558,012	472,118	816,976	2,577,106
2014	675,000	684,000	425,017	792,787	2,576,804
Aggregate three-year target total direct compensation					7,926,396
Total Direct Compensation – Realizable (at December 31, 2016)
Year	Base Salary $	Annual Incentive Plans $	Long-term Incentives		Total $
			Options $	Share-Based Awards(1)(2) $
2016	730,000	679,630	0	1,002,222	2,411,852
2015	730,000	558,012	363,000	1,319,296	2,970,308
2014	675,000	684,000	0	1,029,162	2,388,162
Aggregate three-year realizable pay:					7,770,322

(1)	Excludes DSUs granted as part of a retirement compensation plan – see Pension Plan Benefits.
(2)	Includes all unvested units as of December 31, 2016 multiplied by the 5-day volume-weighted average share price of the Company as of December 31, 2016 ($4.25), plus all amounts that have already vested and been paid out.

The realizable pay is 8% below the target pay between 2014-2016 (cumulative TSR for the period is +36%), including return by way of dividends.

Base salaries are reviewed annually. The annual incentive bonus is based on financial and operational performance objectives that are within management’s control and may not align with total shareholder returns. The value of long-term incentives at time of grant will also vary based on corporate performance; however, the realized value from these awards is directly affected by the Company’s share price performance over the period, as declines in share price have a direct impact on the value of the executive officers’ outstanding stock option awards, RSUs and PSUs.

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Compensation Consultant

The compensation strategy is determined by the HR Committee with assistance from independent consultants, and is designed to be competitive with those offered by publicly-traded mining companies comparable to the Company in terms of size, assets, production and region of operation.  In 2015 and 2016 the HR Committee engaged Mercer (Canada) Limited (“Mercer”) to advise on the competitiveness and appropriateness of compensation programs for the CEO, executive officers and Directors of the Company, including base salaries, retainers and fees, short and long-term incentives, pensions, benefits, perquisites, employment and change-of-control provisions for the 2015 and 2016 fiscal years, respectively.

Executive Compensation-Related Fees:

The following fees were incurred by the Company to Mercer (Canada) Limited for compensation-related consulting and advice during the years ended December 31, 2016 and December 31, 2015:

Type of Work	2016 Fees $	2015 Fees $
Executive compensation-related fees	73,395	56,950
All other fees	Nil	Nil

Compensation Benchmarking

A list of comparator companies was established for the purposes of considering the competitiveness of 2016 base salaries, bonuses, and long-term incentives of the Company’s executive compensation, such as the basis upon which to evaluate the appropriateness of the target percentage for annual bonuses as well as salary recommendations.

Nevsun’s compensation peer group was developed based on the relevant labour market(s) for talent and the following company characteristics:

  Companies of a similar size, based on a range of approximately ½ to 2 times key metrics such as revenue and market capitalization, and total assets.
  Companies that are at a similar stage of development and complexity of operations.
  Companies that operate in similar labour, customer, and capital markets.
  Companies with assets / properties in geopolitically challenging environments.
  Based on the criteria listed above, the following 15 companies were selected by the HR Committee as the comparator group for purposes of the annual executive compensation review for 2016 compensation:
Alamos Gold Inc.	Lundin Mining Corp.
Capstone Mining Corp.	New Gold Inc.
Centerra Gold Inc.	Pan American Silver Corp.
Coeur Mining Inc.	Semafo Inc.
Dundee Precious Metals Inc.	Sherritt International Corp.
Endeavour Mining Corp.	Taseko Mines Ltd.
Golden Star Resources Ltd.	Teranga Gold Corp.
HudBay Minerals Inc.
  A separate comparator group was established for performance measurement (see page 33).
  From an overall size perspective, relative to this group, Nevsun’s positioning on trailing-12-month revenues (to December 31, 2016) and market capitalization (at December 31, 2016) is as follows:
	TTM Revenue (in millions)	Market Capitalization (in millions)
75th Percentile	$940	$2,420
Median	$620	$1,810
25th Percentile	$350	$390
Nevsun	$343	$1,249
Percentile Rank	25%ile	43%ile

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In order to attract and retain competent executive staff in a highly competitive market, base salary, total cash compensation (i.e., base plus annual incentive awards), and total direct compensation levels (i.e., total cash plus long-term incentive awards) are targeted at the 75th percentile of the comparator group depending upon performance levels.

Specific performance measurement criteria were established for executive officers, against which performance-based compensation was evaluated at the end of the year. The measurement criteria were tailored for each senior management function, stipulating expectations on targeted performance areas for each member of the senior management team. The performance elements designed for each position were weighted in terms of their overall importance, then divided into specific objectives to provide a quantitative benchmark for self-evaluation and evaluation by the HR Committee. The HR Committee retained discretion on overall performance and contribution.

Base Salary

Base salaries are reviewed annually and set on the basis of market competitiveness relative to the comparator group, the company’s target pay positioning of the 75th percentile, individual performance, and internal equity. For the year 2016, following the compensation review by Mercer, the Company decided to freeze salaries for all NEOs at the same level as 2015 (with the exception of Scott A. Trebilcock who was promoted to Chief Development Officer on January 1, 2015 and was part way through a two-year implementation of transition to a base salary commensurate with his new role):

Name and Principal Position	2015 Base Salary $	2016 Base Salary $
Clifford T. Davis Chief Executive Officer	730,000	730,000
Frazer W. Bourchier Chief Operating Officer	475,000	475,000
Joseph P. Giuffre Chief Legal Officer and Corporate Secretary	475,000	475,000
Scott A. Trebilcock Chief Development Officer	400,000	475,000
Thomas S. Whelan Chief Financial Officer	475,000	475,000

Annual Bonuses

Short-term incentive awards are granted based on the Company’s performance against corporate and individual objectives, both of which are tied to our core strategy.  Short-term incentives are calculated as a percentage of base salary.

The bonus ranges were structured around a target bonus and a maximum bonus opportunity for each executive in 2016, as follows:

Name and Principal Position	Target Bonus (as a % of Base Salary)	Maximum Bonus(as a % of Base Salary)	Actual Bonus (as a % of Base Salary)
Clifford T. Davis Chief Executive Officer	100%	200%	93.1%
Frazer W. Bourchier Chief Operating Officer	70%	140%	63.1%
Joseph P. Giuffre Chief Legal Officer and Corporate Secretary	70%	140%	64.8%
Scott A. Trebilcock Chief Development Officer	70%	140%	66.6%
Thomas S. Whelan Chief Financial Officer	70%	140%	62.4%

In 2016, the Company allocated 70% of bonus to pre-established measurable corporate goals, with the remaining 30% of target bonus allocated to more specific personal performance targets. In the following sections, the 2016 corporate and individual goals are discussed, as well as the actual performance levels achieved, which result in the actual bonuses presented in the chart above.

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Corporate Goals

The 2016 corporate goal categories were allocated as follows:

Measurement Category	Goals	Weighting
Corporate Social Responsibility	Health & Safety and Environmental	10%
Financial and Operational	Revenue, costs and resource replacement & growth	40%
Growth	Merger and acquisition activities	50%

Corporate Social Responsibility

The Company allocated 10% of the corporate goals to corporate social responsibility, its social license to operate responsibly in the community. This included CSR reporting and the safety and environmental record. Of the maximum achievable 10%, 10% was awarded in this category.

Financial and Operational

The Company allocated 40% of the corporate goals to operating performance, as measured against the following specific bonus parameter allocations:

(i)	Production of copper concentrate (5%), zinc concentrate (5%), and direct shipment ore (“DSO”) revenues (5%), for a total of 15%;

(ii)	Production costs (15%); and

(iii)	Resources replacement and growth (10%).

The actual performance results for the revenue component were as follows:

  Copper from Supergene was 10% above guidance, but copper from Primary was off guidance. As a result, there was zero bonus for copper concentrate production.
  Zinc production in zinc concentrate and in bulk concentrate was 90.2m lbs. This would qualify as a 5% bonus for zinc production.
  DSO sales were 90,000 oz. This would qualify as 2% bonus for DSO revenue.

Notwithstanding the above, the Board decided to use its discretion to award no payment for the revenue portion of the bonus.  The bonus criteria set at the start of 2016 did not fully contemplate the potential negative impact to the Company for non-performance related to the lack of copper concentrate from the primary ore.

Budgeted mine operating costs (excluding fuel/lubes) was $106.7 million. If actual mine operating costs were below budget, then up to 18% would be awarded.  The actual mine operating costs for 2016 were $98 million, below budget by a substantial margin. As a result, the bonus awarded under this parameter was 18%.

Resource replacement component targeted an increase of 300 million pounds of copper equivalent resources. If the increase was greater than 300 million pounds, then the bonus awarded would be 15%. Excluding the acquired Reservoir assets, the Bisha area resource estimate saw an increase of more than 3 times the target. As a result, the maximum bonus of 15% was awarded.

In summary the financial and operating performance was slightly below expectations and accordingly, a total of 33% was awarded of the 40% target.

Growth

The Company allocated 50% of the corporate goals to growth from merger or acquisition.  Criteria for a successful transaction included the positive generation of shareholder value (as measured by internal NAV, cash flow, production, and other metrics), the size of deal (acquired assets > $300 million NAV net of debt), and a preference of copper over gold and producing property over a project.

The size, quality, and shareholder support of the Reservoir transaction were positive. A total of 50% was awarded on achievement of this component of corporate goals.

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In summary, the total 2016 corporate bonus achievement was as follows:

Measurement Category	Weighting	2016 Score
Corporate Social Responsibility	10%	10%
Financial and Operational	40%	33%
Growth	50%	50%
Total	100%	93%

Personal Goals

The 2016 bonus arrangements allocated 30% of target bonus to more specific personal performance targets.  The measurement criteria for the CEO in 2016 included:

(i)	leadership (10%), as evidenced through the build and retention of key management team of the Company;

(ii)	stakeholder relationships (10%) as evidenced through the effectiveness of relationships with the Government of Eritrea, support at the Meeting and all issues put before the shareholders; and

(iii)	risk management (10%) as evidenced through the management of key risks facing the Company and use of enterprise risk management approach to major risks.

The HR Committee awarded 28% to the CEO for achievement of the personal goals. The measurement criteria for each of the other executive officers were also specific, quantitative where possible, and laid out in a similar fashion to that of the CEO and aligned with the Company’s corporate goals, but were also tailored to their specific operating functions.

At the end of 2016 each executive officer of the Company carried out a detailed self-evaluation, which was reviewed and evaluated by the HR Committee in the case of the CEO, and both the CEO and HR Committee in the case of each of the other executive officers. The table below demonstrates the breakdown of corporate and personal goal achievement for 2016. The bonus amounts paid to NEOs are as disclosed in the Summary Compensation Table on page 36.

Summary of 2016 Annual Incentive Plan Payouts

In 2016, based on the above corporate performance measures, it was determined that 93% of the corporate goals were met, which translates to a corporate performance multiplier of 65.1% (93% achievement x 70% allocated to corporate goals). The target and bonus levels effectively align payouts to performance targets.

The following illustrates the calculation of the 2016 payout for each NEO based on the corporate and individual performance multipliers:

Name and Principal Position	Payout Multiplier			Target Bonus (% of Base Salary)	Resultant Payout (% of Base Salary)
	Corporate Component	Individual Component	Total Overall Multiplier
Clifford T. Davis Chief Executive Officer	65.1%	28.0%	93.1%	100%	93.1%
Frazer W. Bourchier Chief Operating Officer	65.1%	25.0%	90.1%	70%	63.1%
Joseph P. Giuffre Chief Legal Officer and Corporate Secretary	65.1%	27.5%	92.6%	70%	64.8%
Scott A. Trebilcock Chief Development Officer	65.1%	30.0%	95.1%	70%	66.6%
Thomas S. Whelan Chief Financial Officer	65.1%	24.0%	89.1%	70%	62.4%

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Long-term Incentive Awards

Long-term incentives for executive officers have traditionally taken the form of equity based compensation.  Stock options are granted under the direction of the HR Committee in accordance with the Company’s stock option plan (the “Plan”), which includes all senior management and Directors.  The value of stock options granted to executive officers is determined on both qualitative and quantitative levels, taking into consideration consistency with past annual practices, comparator group practices, and total compensation range to be between the median and 75th percentile of the comparator group.  Changes in executive positions or roles and ongoing contribution to the Company are factors which affect the decision-making process. Outstanding stock options and previous grants are reviewed by the HR Committee on an annual basis and again when considering option grants for new employees.   The terms of the Plan are also reviewed from time to time by the HR Committee and changes suggested which are discussed with executive officers prior to approval by the Board, then regulatory and shareholder approval as necessary. Further details of the Plan are described under the heading Equity Compensation Plan Information on page 47.

Historically, stock appreciation rights (“SAR”) were granted in tandem with an option under the Plan, thereby giving an optionee the choice of exercising the option or the SAR.  The Company also historically granted cash-settled SARs (“Cash-settled SARs”) to Directors which had similar vesting and measurement criteria as a stock option, but did not involve any issuance of shares on exercise and accordingly, had no dilutive effect on the Company’s stock when exercised. SARs and Cash-settled SARs are no longer granted.

Mercer reviewed the Company’s incentive practices against those in the comparator group as well as against the Company’s compensation strategy and approach. Based on results of the review, the Company continued meeting its long-term incentive practices with the following instruments weighted one third from each of stock options, PSUs and RSUs.

The following table summarizes the purpose of the Company’s long-term incentive plans for the NEOs:

LTI Plan	Purpose of Plan	Term and Vesting
Stock Options	To promote and encourage participants to increase shareholder value in the long-term To align the participant rewards to long-term shareholder value	Time-based vesting 5 year term 1/3 of the award vests at each anniversary following grant date
RSUs
  To promote alignment of interests between employees of the Company and the shareholders of the Company
  To attract and retain employees with the knowledge, experience and expertise required by the Company
Time-based vesting Based on share price and accumulated dividends at vesting 1/3 of the award vests at each anniversary following the grant date
PSUs
  To promote alignment of interests between employees of the Company and the shareholders of the Company
  To support achievement of the Company’s performance objectives
  To attract and retain employees with the knowledge, experience and expertise required by the Company
Performance-based vesting Based on share price and accumulated dividends at vesting At the end of a 3-year performance period, award vests based on TSR relative to a peer group

Restricted Share Unit Plan

The Company established the Restricted Share Unit Plan (the “RSU Plan”) for executives and other management employees in order to promote greater alignment of interests between executive officers and shareholders.  The RSU Plan is administered by the HR Committee, which has the authority to determine the eligible full time employees to whom RSUs may be granted and the number of RSUs to be granted to plan participants.

A RSU is a notional share-based unit that is equal to the fair market value of a Common Share of the Company.  Under the RSU Plan, the fair market value of a Common Share on a particular date (the “Market Value”) is the volume-weighted average trading price of a Common Share during the five trading days immediately preceding that date.  RSUs may be awarded annually and additional RSUs are credited to reflect dividends paid on the Common Shares based on the number of RSUs in a participant's RSU account and the Market Value of the Common Shares on the dividend payment date.

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Under the RSU Plan, participants are entitled to receive a cash payment on the vesting date equal to the number of vested RSUs in the participant's RSU account, multiplied by the Market Value of a Common Share on the vesting date.  Unless otherwise specified in a designated participant's grant agreement, one-third of the RSUs granted to a participant on a grant date will vest on each of the first, second and third anniversary of the grant date.  The Board may, in its discretion, following a grant date but prior to the vesting date, designate an earlier vesting date for the vesting of all or any portion of the RSUs then outstanding and granted to a participant.

If a participant ceases to be an employee due to disability, retirement or termination without cause, unvested RSUs will vest pro rata based on the number of days elapsed from the RSU grant date to the participant's termination date, divided by the total number of days from the grant date of the RSUs to the vesting date, and will be paid out based on the Market Value of a Common Share on the termination date.  If a participant dies, all RSUs in the participant's RSU account that have not vested will immediately vest as of the participant's date of death and will be paid out based on the Market Value of a Common Share on the date of death.  Termination of a participant in other circumstances may result in a forfeiture of unvested RSUs.  On the occurrence of a change of control, all RSUs credited in a Participant's Account shall immediately vest and become vested RSUs on the date that is immediately prior to the effective date of the consummation of the transaction(s) resulting in the change of control and are paid out based on the Market Value determined by the Board acting in good faith.

Performance Share Unit Plan

The Company established the Performance Share Unit Plan (the “PSU Plan”) for executive and other management employees in order to promote greater alignment of interests between employees and shareholders and to support the achievement of the Company's performance objectives.  The PSU Plan is administered by the HR Committee, which has the authority to determine the eligible full time employees to whom PSUs may be granted and the number of PSUs to be granted to plan participants.  PSUs may be awarded annually and additional PSUs are credited to reflect dividends paid on the Common Shares based on the number of PSUs in a participant's PSU account and the Market Value of the Common Shares on the dividend payment date.

PSUs vest on the third anniversary of their grant, following which a participant is entitled to receive a cash payment equal to the product achieved by multiplying:

(i)	the number of vested PSUs in the participant's PSU account;

(ii)	the Market Value of a Common Share on the third anniversary of the date of grant; and

(iii)	a performance adjustment factor (the “Adjustment Factor”) which is determined based on Nevsun's TSR relative to its compensation peer group over the three-year performance period between the grant date and the vesting date of the PSUs (the “Performance Period”).

The peer group has been established by the HR Committee with input from its independent compensation consultant, Mercer, based on size and industry-specific criteria. A peer group for performance benchmarking purposes should generally include companies that face similar economic, market, regulatory and operational challenges.

When we implemented our PSU plan in 2013, the Board determined that the number of PSUs that vest would be based on Nevsun’s TSR relative to its compensation peer group, which included a mixture of gold, silver and base metals companies. This peer group was appropriate at the time because until 2013, Nevsun’s Bisha Mine produced low-cost gold-silver doré and the Company primarily generated revenue through the sales of gold and silver. However, in 2014, Nevsun’s primary commodity switched to copper concentrate and although we continued to sell some stock-piled materials with high gold content in 2014 and 2015, we effectively became a base metals producer. Revenues associated with the sales of gold and silver were only 1.0% and 6.0% of Nevsun’s total revenues in 2014 and 2015, respectively.

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In 2015, the Board decided that the material shift in company direction warranted a shift in the peer group. For December 2015 grants, to ensure a more appropriate performance comparison, the peer group was revised to only include the following similarly-sized base metals companies:

Capstone Mining	Lundin Mining
Copper Mountain Mining	Sherritt International
First Quantum Minerals	Taseko Mines
Hudbay Minerals	Thompson Creek Metals*
Imperial Metals	Turquoise Hill
Katanga Mining

* acquired by Centerra in 2016 and, therefore, removed from the PSU peer group

In 2016, after thorough consideration, the Board decided that this PSU peer group would also be applied for performance measurement for December 2016, as well as for December 2013 and 2014 grants. Based on the 2013-2014 timing of Nevsun’s transition to becoming a base metals company, the Board believes that it is not appropriate to include gold and silver companies in the performance peer group for those grants – in the current state of the global economy, the issues and challenges facing base metals producers are markedly different than precious metals producers.

The Adjustment Factor used to calculate the cash payment to plan participants is determined as follows:

Nevsun Relative TSR Percentile Rank	Adjustment Factor
less than 25th percentile	0.0
25th percentile	0.5
50th percentile	1.0
75th percentile and above	1.5

Adjustment Factors for TSRs between the 25th percentile and 75th percentile are interpolated on a straight line basis.

Also, for 2016 and future PSU grants, if the overall total shareholder return is negative, the payout factor is capped at 1.0 instead of 1.5, even if TSR is strong relative to the peer group.

If a participant ceases to be an employee due to disability, retirement or termination without cause, unvested PSUs will vest pro rata based on the number of days elapsed from the PSU grant date to the participant's termination date divided by the total number of days in the Performance Period, and will be paid out based on the Market Value of a Common Share on the termination date.  If a participant dies, all PSUs in the participant's PSU account that have not vested will immediately vest as of the participant's date of death and will be paid out based on the Market Value of a Common Share on the date of death.  The Adjustment Factor in these circumstances is the greater of 1.0 or such higher Adjustment Factor as may be determined by the HR Committee.  Termination of a participant in other circumstances may result in the forfeiture of PSUs that are unvested as of the termination date of the participant.  On the occurrence of a change of control, all PSUs credited to a participant's account automatically vest and are paid out based on the Market Value determined by the Board acting in good faith and an Adjustment Factor that is the greater of 1.0 and such other Adjustment Factor as may be determined by the Board acting in good faith.

The Board may, in its discretion, following a grant date but prior to the vesting date, designate an earlier vesting date for the vesting of all or any portion of the PSUs then outstanding and granted to a participant.

The following table summarizes the PSU performance rating for the December 2013 grant relative to the performance peer group:

Percentile	Annualized TSR
25th percentile	-28%
50th percentile	-19%
75th percentile	-1%
Nevsun	11%
Nevsun (%ile Rank)	89%ile

Nevsun’s 11% TSR aligned to the 89th percentile performance, which resulted in an adjustment factor of 1.5 for the December 2013 grant. See page 35 for the five-year cumulative value of a $100 investment for Nevsun and the PSU peer group.

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Compensation Risk Management

The HR Committee, during its annual review, evaluates the risks, if any, associated with the Company’s compensation policies and practices. Implicit in the Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s executive officers, be designed in a manner which is in the best interests of the Company and its shareholders.  Risk evaluation is one of the considerations for this review.

The executive compensation program includes several design features to account for risk, as follows:

  A portion of the Company’s executive compensation consists of stock options, RSUs, and PSUs. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation. Since the benefits of such compensation, if any, are generally not realized by the executive officer until a significant period of time has passed, the possibility of executive officers taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its shareholders is extremely limited. In addition, all major transactions require approval by the Board.
  The other elements of compensation, salary and bonus, are capped to ensure preservation of capital and to provide upper payout boundaries, thereby reducing risks associated with unexpectedly high levels of pay.
  In addition, the HR Committee believes it is unlikely that executive officers would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them with regard to their short-term compensation when their longer-term compensation might be put at risk from their actions.

The HR Committee closely monitors and considers any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

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Performance Graph

The following graph compares the cumulative shareholder return over the last five fiscal years for the Common Shares, assuming a $100 investment was made on December 31, 2011, and reinvestment of dividends, with the S&P/TSX Composite Index.

Cumulative Value of a $100 Investment –
Compensation Peer Group Performance Comparison

2011	2012	2013	2014	2015	2016	Year
$100	$77	$67	$88	$78	$91	Nevsun
$100	$104	$114	$122	$109	$128	S&P / TSX Composite

Cumulative Value of a $100 Investment –
PSU Peer Group Performance Comparison

2011	2012	2013	2014	2015	2016	Year
$100	$77	$67	$88	$78	$91	Nevsun
$100	$96	$58	$51	$39	$83	Compensation Peers
$100	$93	$83	$71	$35	$62	PSU Performance Peers

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The Company’s executive compensation programs are designed to align the financial, operating and market performance of the Company with the value that the executive officers of the Company ultimately receive from the programs. Executive compensation has generally corresponded to the trends shown by the graph over the period from 2011 to 2016, although industry-specific factors have influenced compensation over the same period.

Summary Compensation Table

The following table is a summary of compensation paid for the NEOs for the financial years ended December 31, 2016, 2015 and 2014.

Name and Principal Position	Year	Salary $	Option-based Awards $(1)	Annual Incentive Plans(2) $	Long-term Incentive Plans(3) $	All Other Compensation $	Total Compensation $
Clifford T. Davis President and Chief Executive Officer	2016 2015 2014	730,000 730,000 675,000	548,345 472,118 425,017	679,630 558,012 684,000	814,511 816,976 792,787	(4)2,843,037 (4)872,838 (4)3,710,000	5,615,523 3,449,944 6,286,804
Frazer W. Bourchier Chief Operating Officer	2016 2015 2014	475,000 475,000 440,000	194,114 211,165 175,557	299,583 247,513 310,000	287,322 363,101 350,602	Nil Nil Nil	1,256,019 1,296,779 1,276,159
Joseph P. Giuffre Chief Legal Officer and Corporate Secretary	2016 2015 2014	475,000 475,000 440,000	194,114 152,794 130,042	307,895 257,488 315,000	287,322 265,343 262,951	Nil Nil Nil	1,264,331 1,150,625 1,147,993
Scott A. Trebilcock(5) Chief Development Officer	2016 2015 2014	475,000 400,000 300,000	194,114 152,794 104,034	316,208 208,432 183,000	287,322 265,343 210,361	Nil Nil Nil	1,272,644 1,026,569 797,395
Thomas S. Whelan(6) Chief Financial Officer	2016 2015 2014	475,000 475,000 440,000	194,114 152,794 130,042	296,258 240,863 253,000	287,322 265,343 262,951	Nil Nil Nil	1,252,694 1,134,000 1,085,993
(1)	Value of option-based awards at date of grant – see Stock Option Grants During the Year. The Black-Scholes formula is used to calculate fair value of stock options granted and assumes risk-free stock price volatility and no extreme jumps in stock prices. The Company chose this model for its widespread acceptance as an industry standard.
(2)	In March 2017 the Board approved bonuses for NEOs in respect of services performed in 2016 under incentive compensation arrangements described above.
(3)	Long-term incentive plans relate to RSUs and PSUs awarded to NEOs. The fair value of the December 2016 award was $4.31 (December 2015 - $3.49, December 2014 - $4.38) based on the previous 5-day volume-weighted average share price at grant date.
(4)	In December 2016, the Board approved the award of 500,000 DSUs (December 2015 – 250,000, April 2014 – 1,000,000 DSUs) to Clifford T. Davis as part of a retirement agreement – see Pension Plan Benefits. The value of the 2016 award was calculated by multiplying the number of DSUs granted by the 5-day volume-weighted average share price of $4.31 at grant date (December 2015 grant – $3.49, April 2014 grant – $3.71). The retirement agreement specifies all of Mr. Davis’ long term incentive plans other than the December 2016 500,000 DSU award will vest immediately with all PSUs being valued at a performance adjustment factor of 1.5 times. The value of the change in the performance adjustment factor is estimated to be $671,187 based on a $4.31 weighted average share price at grant date.
(5)	Scott A. Trebilcock was appointed Chief Development Officer in December 2014.
(6)	Thomas S. Whelan was granted 200,000 stock options on December 16, 2013 with an exercise price of $3.28 and expiry date of December 16, 2018, 55,000 RSUs and 55,000 PSUs upon signing of his employment contract. Mr. Whelan’s annual incentive plan is pro-rated to February 24, 2014, the date his employment commenced.

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Terms of Agreements

The terms of the 2016 executive roles were as follows:

  Clifford T. Davis, Chief Executive Officer, had a salary increase from $675,000 to $730,000 on January 1, 2015.
  Frazer W. Bourchier, Chief Operating Officer, had a salary increase from $440,000 to $475,000 on January 1, 2015.
  Joseph P. Giuffre, Chief Legal Officer, had a salary increase from $440,000 to $475,000 on January 1, 2015.
  Scott A. Trebilcock, Chief Development Officer, was promoted to Chief Development Officer and had a salary increase from $300,000 to $400,000 on January 1, 2015 and was further increased to $475,000 as at January 1, 2016.
  Thomas S. Whelan, Chief Financial Officer, had a salary increase from $440,000 to $475,000 on January 1, 2015.

Bonus arrangements are discussed above under Compensation Discussion and Analysis.

Agreements for Messrs. Bourchier, Davis, Giuffre, Trebilcock and Whelan, include termination and change of control benefits described in the following section.

The Board designed the Retirement Agreement to ensure Mr. Davis’ duties are properly transitioned to the new CEO following the new CEO taking office.  As part of the Retirement Agreement, Mr. Davis will be provided a grant of 500,000 DSUs, such DSUs to vest and be paid one year after Mr. Davis ceases to be an employee (the “Cessation Date”). Upon the Cessation Date, Mr. Davis shall resign from the Board and all LTIs consisting of stock options, SARs, PSUs, RSUs and DSUs will vest, except those 500,000 DSUs which vest after one year.  All PSUs will be paid out using a performance adjustment of 1.5. If the Company’s average weighted share price for the year following the Cessation Date is higher than the price at the Cessation Date, the LTI payout shall be increased accordingly.

Termination and Change of Control Benefits

The NEOs have employment agreements which include provisions covering position, term, duties, employee obligations, compensation (including base salary, bonus, share units and stock options), other benefits, vacation benefit and provisions covering termination for cause, without cause, and in the event of a change of control.  In addition, the incentive plans summarize the treatment of equity awards upon resignation, termination with cause and retirement.  For purposes of these arrangements, a change in control is defined as:

  an acquisition of 50% or more of the voting rights attached to all outstanding Shares by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing Shares or by issuance of Shares from treasury or both; or
  the amalgamation or consolidation of the Company with, or merger of the Company into, any other person, unless (1) the Company is the surviving person or the person formed by such amalgamation or consolidation, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding Shares or outstanding voting shares of the corporation resulting from such amalgamation or consolidation, or into which the Company is merged, as the case may be are owned by persons who held at least 60% of the voting rights attached to all outstanding Shares immediately before giving effect to such transaction; or
  the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company in terms of gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 50% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its Affiliates or by persons who held at least 50% of the voting rights attached to all outstanding Shares immediately before giving effect to such disposition; or
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  individuals who are elected by the shareholders to the Board at the beginning of any one year term to constitute the directors of the Company cease for any reason to constitute at least 50% of the Board; provided, however, that for purposes of this paragraph a director who is first elected, or first nominated for election by the Company’s shareholders, by a vote of at least eighty percent (80%) of the directors of the Company (or a committee thereof) then still in office who were directors of the Company at the beginning of any such period will be deemed to have been a director of the Company at the beginning of any such period.

The following table summarizes the material terms and conditions that apply in the event of the noted separation events.

Compensation Element	Separation Event
	Resignation	Termination with Cause	Termination without Cause	Change of Control
Salary	Payments cease	Payments cease	2x current salary	2x current salary
Annual Incentive Bonus	None	None	2x bonus earned or paid over preceding 12 months	2x annual target bonus
Stock Options	Unvested units continue to vest within 90-day exercise period	All options are forfeited	Unvested units continue to vest within 90-day exercise period	All options vest
Share Units	Unvested units are forfeited	Unvested units are forfeited	Unvested units are forfeited	All units vest
Benefits	Coverage ceases	Coverage ceases	4% of salary severance payment	4% of salary severance payment

The following table presents the estimated total change of control and termination benefits of its 2016 NEOs, including any amounts attributable to option and non-equity based compensation benefits, using the TSX closing price of $4.15 as at December 31, 2016.  Any outstanding stock options or share appreciation rights which are not vested would become vested upon notice of a change of control.

Named Executive Officer	Separation Event
	Resignation $	Termination with Cause $	Termination without Cause $	Change of Control $
Clifford T. Davis	382,000	0	12,301,999	14,567,421
Frazer W. Bourchier	228,120	0	2,212,254	3,006,964
Joseph P. Giuffre	213,160	0	2,113,953	2,770,896
Scott A. Trebilcock	182,710	0	2,064,662	2,688,686
Thomas S. Whelan	213,160	0	2,090,679	2,770,896

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Pension Plan Benefits

The Company does not have a defined benefit, defined contribution or deferred compensation pension plan.  Effective April 1, 2014 the Company established for Mr. Davis a retirement compensation plan comprised of an initial grant of 1,000,000 DSUs that shall vest at the earliest of voluntary retirement on or after age 65 (April 1, 2017), termination without cause, a change of control, retirement before age 65 for valid medical reasons, at end of term of office or death.  On December 10, 2015 Mr. Davis was granted an additional 250,000 DSUs with the same terms.  Mr. Davis has advised the Board of his intention to retire during 2017.  On December 8, 2016 he was granted an additional 500,000 DSUs.  As part of the retirement benefits the Company has agreed that all LTIs (stock options, SARs, DSUs, RSUs and PSUs) shall vest and be paid out upon retirement.  The PSUs will be paid out at a performance adjustment of 1.5.  The valuation of the LTIs may be further adjusted based on the average share price on the year following retirement.  Further details on the Retirement Agreement are explained on page 37.

Incentive Plan Awards

Outstanding Option-based and Share-based Awards

The following table sets forth details with respect to stock options, DSUs, RSUs and PSUs held by the NEOs at December 31, 2016.

Name	Option-based Awards				Share-based Awards (Cash-settled SARs, PSUs, RSUs and DSUs)
	Number of Securities Underlying Unexercised Stock Options #	Option Exercise Price $(1)	Expiry Date	Value of Unexercised in the Money Stock Options, Vested $(2)	Number of Units Outstanding #	Expiry or Maturity Date	Market or Payout Value of Share-based Awards That Have Not Vested $	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed $
Clifford T. Davis	300,000 300,000 300,000 550,000 500,000	4.27 3.28 4.40 3.49 4.31	Nov 20/17 Dec 16/18 Dec 12/19 Dec 10/20 Dec 8/21	Nil 261,000 Nil 121,000 Nil	(3)1,130,054 (4)310,000 (5)33,241 (6)99,723 (8)82,590 (9)123,885 (3)264,711 (10)94,400 (11)94,400 (3)500,000	N/A Nov 20/17 Dec 12/17 Dec 12/17 Dec 10/18 Dec 10/18 N/A Dec 8/19 Dec 8/19 N/A	4,799,006 Nil 141,164 635,239 350,734 526,102 1,124,150 400,889 601,333 2,123,353	Nil Nil Nil Nil Nil Nil Nil Nil Nil Nil
Frazer W. Bourchier	300,000 200,000 135,000 246,000 177,000	4.27 3.28 4.40 3.49 4.31	Nov 20/17 Dec 16/18 Dec 12/19 Dec 10/20 Dec 8/21	Nil 174,000 Nil 54,120 Nil	(5)14,774 (6)44,321 (8)36,707 (9)55,060 (10)33,300 (11)33,300	Dec 12/17 Dec 12/17 Dec 10/18 Dec 10/18 Dec 8/19 Dec 8/19	62,740 282,328 155,882 233,823 141,415 141,415	Nil Nil Nil Nil Nil Nil

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Name	Option-based Awards				Share-based Awards (Cash-settled SARs, PSUs, RSUs and DSUs)
	Number of Securities Underlying Unexercised Stock Options #	Option Exercise Price $(1)	Expiry Date	Value of Unexercised in the Money Stock Options, Vested $(2)	Number of Units Outstanding #	Expiry or Maturity Date	Market or Payout Value of Share-based Awards That Have Not Vested $	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed $
Joseph P. Giuffre	300,000 200,000 100,000 178,000 177,000	4.27 3.28 4.40 3.49 4.31	Nov 20/17 Dec 16/18 Dec 12/19 Dec 10/20 Dec 8/21	Nil 174,000 Nil 39,160 Nil	(5)11,080 (6)33,241 (8)26,824 (9)40,236 (10)33,300 (11)33,300	Dec 12/17 Dec 12/17 Dec 10/18 Dec 10/18 Dec 8/19 Dec 8/19	47,055 211,746 113,914 170,871 141,415 141,415	Nil Nil Nil Nil Nil Nil
Scott A. Trebilcock	200,000 165,000 80,000 178,000 177,000	4.27 3.28 4.40 3.49 4.31	Nov 20/17 Dec 16/18 Dec 12/19 Dec 10/20 Dec 8/21	Nil 143,550 Nil 39,160 Nil	(5)8,864 (6)26,593 (8)26,824 (9)40,236 (10)33,300 (11)33,300	Dec 12/17 Dec 12/17 Dec 10/18 Dec 10/18 Dec 8/19 Dec 8/19	37,644 169,397 113,914 170,871 141,415 141,415	Nil Nil Nil Nil Nil Nil
Thomas S. Whelan	(7)200,000 100,000 178,000 177,000	3.28 4.40 3.49 4.31	Dec 16/18 Dec 12/19 Dec 10/20 Dec 8/21	174,000 Nil 39,160 Nil	(5)11,080 (6)33,241 (8)26,824 (9)40,236 (10)33,300 (11)33,300	Dec 12/17 Dec 12/17 Dec 10/18 Dec 10/18 Dec 8/19 Dec 8/19	47,055 211,746 113,914 170,871 141,415 141,415	Nil Nil Nil Nil Nil Nil
(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the 5-day period immediately preceding the option grant.
(2)	Based on the difference between the market value of $4.15 per Common Share on December 31, 2016, and the exercise price of the stock options.
(3)	In April 2014, the Board approved the award of 1,000,000 DSUs to Clifford T. Davis as part of a retirement compensation plan – see Pension Plan Benefits. A further 250,000 units were granted in December 2015, and a further 500,000 units were granted in December 2016. The payout value of the DSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2016 ($4.25). The number of units outstanding includes additional units added to the holder’s account upon payment of dividends by the Company subsequent to grant.
(4)	Cash-settled SAR which was granted to Clifford T. Davis on November 20, 2012 at an exercise price of $4.27, which vests and expires the same as an option grant, but does not involve the issuance of shares on exercise and accordingly, has no dilutive effect. The value is calculated as the difference between the market value of $4.15 on December 31, 2016 and the exercise price of the SARs.

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(5)	RSUs granted to NEOs on December 12, 2014. The payout value of the RSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2016 ($4.25).
(6)	PSUs granted to NEOs on December 12, 2014. The payout value of the PSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2016 ($4.25), and additionally by a forecast payout factor of 1.5.
(7)	Thomas Whelan was granted 200,000 stock options on December 16, 2013, with an exercise price of $3.28 and expiry date of December 16, 2018, 55,000 RSUs and 55,000 PSUs prior to commencement of employment on February 24, 2014.
(8)	RSUs granted to NEOs on December 10, 2015. The payout value of the RSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2016 ($4.25).
(9)	PSUs granted to NEOs on December 10, 2015. The payout value of the PSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2016 ($4.25), and additionally by a forecast payout factor of 1.0, except for the PSUs granted to Clifford T. Davis, which are multiplied by an agreed-upon payout factor of 1.5.
(10)	RSUs granted to NEOs on December 8, 2016. The payout value of the RSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2016 ($4.25).
(11)	PSUs granted to NEOs on December 8, 2016. The payout value of the PSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2016 ($4.25), and additionally by a forecast payout factor of 1.0, except for the PSUs granted to Clifford T. Davis, which are multiplied by an agreed-upon payout factor of 1.5.

Value Vested or Earned During the Year

Non-equity incentive compensation consists of annual bonus awards discussed earlier under the heading Compensation Discussion and Analysis and outlined in the Summary Compensation Table. The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2016, for each of the NEOs.

Name	Option-based Awards – Value Vested During Year $(1)	Long-term Incentive Plans Value Vested During Year $(2)	Non-equity Incentive Plan Compensation – Value Earned During Year $(3)
Clifford T. Davis	262,833	1,151,830	679,630
Frazer W. Bourchier	141,033	649,925	299,583
Joseph P. Giuffre	121,767	612,410	307,895
Scott A. Trebilcock	109,283	483,182	316,208
Thomas S. Whelan	121,767	612,410	296,258
(1)	Amounts represent the aggregate dollar value that would have been realized if all stock options that vested during 2016 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date and the exercise price of the stock options ($4.35 market value vs. $3.28 exercise price for the December 16, 2013 grant, $4.44 market value vs. $4.40 exercise price for the December 12, 2014 grant, and $4.34 market value vs. $3.49 exercise price for the December 12, 2015 grant).
(2)	Value of RSUs and PSUs which vested and were paid out during 2016.
(3)	The amount for NEOs is the same as indicated in the “Annual Incentive Plans” column in the Summary Compensation Tableon page 36. Amounts represent actual cash bonuses paid with respect to 2016 performance. Amounts were paid in March 2017.

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Stock Option Grants During the Year

The following table sets forth stock options which were granted to NEOs during the fiscal year ended December 31, 2016.

Name of NEO	Title of NEO	Number of Stock Options(1)	Value $(2)
Clifford T. Davis	President, Chief Executive Officer	500,000	548,345
Frazer W. Bourchier	Chief Operating Officer	177,000	194,114
Joseph P. Giuffre	Chief Legal Officer, Corporate Secretary	177,000	194,114
Scott A. Trebilcock	Chief Development Officer	177,000	194,114
Thomas S. Whelan	Chief Financial Officer	177,000	194,114
(1)	These stock options are exercisable at a price of $4.31 per share and vest over a three year period, one-third on December 8, 2017, one-third on December 8, 2018, and one-third on December 8, 2019. These stock options expire December 8, 2021.
(2)	The Black-Scholes formula is used to calculate fair value of stock options granted and assumes risk-free stock price volatility and no extreme jumps in stock prices. The Company chose this model for its widespread acceptance as an industry standard.

Director Compensation

Nevsun’s key objective for its director compensation program is to attract and continue to retain directors that have the necessary attributes, skills and competencies that represent the best fit for the Board and the future needs of the Company and to ensure that the compensation for its directors is appropriate and aligned with shareholder interests.  Directors are required to devote a significant amount of time to effort to meeting their duties including preparation and attendance at meetings, committee participation and providing valuable input, direction and oversight to the Company on matters of corporate governance, financial and operational performance, future growth and trends and developments affecting the mining sector.

Nevsun’s general philosophy is that compensation for non-executive directors should be a mix of cash and equity, with significant emphasis on the equity component. The HR Committee, consisting solely of independent directors, has the responsibility for reviewing director compensation and determining whether any changes need to be made in how the Company compensates independent directors. In addition, the HR Committee can engage outside advisors, experts, and others to assist the Committee. The HR Committee reviews director compensation on an annual basis, taking into account market compensation levels, trends in director compensation, and overall workload of Nevsun’s directors.

The peer group utilized to benchmark director market compensation levels is the same as the peer group used in 2016 to set executive compensation levels and consisted of 15 peer companies (see page 27). The company targets total compensation in the top-quartile on a per-director basis, or between the 50th and 75th percentiles on a total cost of governance basis.

For 2016, annual compensation for Directors who are not NEOs consisted of the following elements:

Board Fees
Cash retainer – Chair	$150,000
Cash retainer – Member	$100,000
Special Committee[1] Fees
Cash retainer – Chair	$25,000
Cash retainer – Member	$20,000
Meeting fee	$1,000 per meeting

(1)	During periods where the Special Committee is active, its members receive additional fees as outlined above. The Special Committee was active in 2016 and each of the members of the Special Committee received the additional annual fee plus an additional meeting fee – see Director Compensation Table.

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Deferred Share Unit Plan

Each non-executive Director receives an annual DSU grant as part of his total compensation. DSUs may be awarded annually or as determined by the HR Committee and Board.  Directors are credited with additional DSUs to reflect dividends paid on the Common Shares based on the number of DSUs in their DSU account and the Market Value of the Common Shares on the dividend payment date.

Upon retirement from the Board, the retiring Director will receive a cash payment in respect of his DSUs 60 days following the date that he or she ceases to be a Director.  The amount of the cash payment is determined by multiplying the number of DSUs in the Director's DSU account by the Market Value of a Common Share on the payment date.

Director Compensation Table

The following table sets forth compensation during the fiscal year ended December 31, 2016 to non-executive Directors.

Name	Fees Earned $	Option-based Awards $(1)	Share-based Awards $(2)	All Other Compensation $(3)	Total $
R. Stuart Angus, Chair	150,000	26,650	104,834	23,833	305,317
Ian R. Ashby	100,000	18,973	74,635	19,667	213,275
Geoffrey Chater	52,308	123,908	74,635	-	250,851
Robert J. Gayton	100,000	18,973	74,635	19,667	213,275
Gary E. German	100,000	18,973	74,635	19,667	213,275
Gerard E. Munera	100,000	18,973	74,635	19,667	213,275
Stephen V. Scott	52,308	123,908	74,635	-	250,851
(1)	As per Summary Compensation Table, the Black-Scholes model is used to calculate fair value of stock options.
(2)	DSUs were granted to the Directors in December 2016. The DSUs vest immediately and do not expire, but are paid out 60 days following the date he/she ceases to be a director. The value of the DSUs that vested during the year was calculated by multiplying the numbers of DSUs granted by the 5-day volume-weighted average share price on the date of grant of $4.31 for the December 2016 grant.
(3)	Comprised of Special Committee fees paid to Directors related to 2016 services.

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Director Incentive Plan Awards

Outstanding Option-based and Share-based Awards

The following table sets forth all option-based and share-based awards outstanding at December 31, 2016 for each non-executive Director.

Name	Option-based Awards				Share-based Awards (Cash-settled SARs and DSUs)
	Number of Securities Underlying Unexercised Stock Options #	Option Exercise Price $(1)	Option Expiration Date	Value of Unexercised in the Money Stock Options, Vested $(2)	Number of Units Outstanding #	Expiry Date	Market or Payout Value of Share-based Awards That Have Not Vested $(3)	Market or Payout Value of Vested Share-based Awards That Have Not Been Paid Out or Distributed $(3)
R. Stuart Angus, Chair	60,000 50,000 50,000 29,500 29,500 24,300	4.27 3.69 3.51 4.40 3.49 4.31	Nov 20/17 May 16/18 Jan 1/19 Dec 12/19 Dec 10/20 Dec 8/21	Nil 23,000 21,333 Nil 6,490 Nil	(4)217,000 (5)125,000 57,086 32,687 31,236 24,300	Nov 20/17 May 16/18 N/A(7) N/A(7) N/A7) N/A(7)	Nil Nil Nil Nil Nil Nil	Nil 57,500 242,428 138,812 132,650 103,195
Ian R. Ashby	(6)250,000 21,000 21,000 17,300	3.51 4.40 3.49 4.31	Jan 1/19 Dec 12/19 Dec 10/20 Dec 8/21	106,667 Nil 4,620 Nil	23,269 22,236 17,300	N/A(7) N/A(7) N/A(7)	Nil Nil Nil	98,815 94,428 73,468
Geoffrey Chater	(8)20,000 (8)97,300	4.32 4.31	Aug 1/21 Dec 8/21	Nil Nil	17,300	N/A(7)	Nil	73,468
Robert J. Gayton	45,000 40,000 40,000 21,000 21,000 17,300	4.27 3.69 3.51 4.40 3.49 4.31	Nov 20/17 May 16/18 Jan 1/19 Dec 12/19 Dec 10/20 Dec 8/21	Nil 18,400 17,067 Nil 4,620 Nil	(4)163,000 (5)105,000 45,669 23,269 22,236 17,300	Nov 20/17 May 16/18 N/A(7) N/A(7 N/A(7) N/A(7)	Nil Nil Nil Nil Nil Nil	Nil 48,300 193,943 98,815 94,428 73,468
Gary E. German	45,000 40,000 40,000 21,000 21,000 17,300	4.27 3.69 3.51 4.40 3.49 4.31	Nov 20/17 May 16/18 Jan 1/19 Dec 12/19 Dec 10/20 Dec 8/21	Nil 18,400 17,067 Nil 4,620 Nil	(4)163,000 (5)105,000 45,669 23,269 22,236 17,300	Nov 20/17 May 16/18 N/A(7) N/A(7) N/A(7) N/A(7)	Nil Nil Nil Nil Nil Nil	Nil 48,300 193,943 98,815 94,428 73,468

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Name	Option-based Awards				Share-based Awards (Cash-settled SARs and DSUs)
	Number of Securities Underlying Unexercised Stock Options #	Option Exercise Price $(1)	Option Expiration Date	Value of Unexercised in the Money Stock Options, Vested $(2)	Number of Units Outstanding #	Expiry Date	Market or Payout Value of Share-based Awards That Have Not Vested $(3)	Market or Payout Value of Vested Share-based Awards That Have Not Been Paid Out or Distributed $(3)
Gerard E. Munera	45,000 40,000 40,000 21,000 21,000 17,300	4.27 3.69 3.51 4.40 3.49 4.31	Nov 20/17 May 16/18 Jan 1/19 Dec 12/19 Dec 10/20 Dec 8/21	Nil 18,400 17,067 Nil 4,620 Nil	(4)163,000 (5)105,000 45,669 23,269 22,236 17,300	Nov 20/17 May 16/18 N/A(7) N/A(7) N/A(7) N/A(7)	Nil Nil Nil Nil Nil Nil	Nil 48,300 193,943 98,815 94,428 73,468
Stephen V. Scott	(8)20,000 (8)97,300	4.32 4.31	Aug 1/21 Dec 8/21	Nil Nil	17,300	N/A(7)	Nil	73,468
(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the 5-day period immediately preceding the option grant.
(2)	Based on the difference between the market value of $4.15 per Common Share on December 31, 2016 and the exercise price of the stock options.
(3)	The values of SARs were calculated by using the intrinsic value method based on the closing price of the Common Shares ($4.15) on the TSX at December 31, 2016, and for DSUs by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2016 ($4.25).
(4)	Cash-settled SAR which was granted to Directors on November 20, 2012 at an exercise price of $4.27, which vests and expires the same as an option grant, but does not involve the issuance of shares on exercise and accordingly, has no dilutive effect.
(5)	Cash-settled SAR which was granted to non-executive Directors on May 16, 2013 at an exercise price of $3.69, which vests and expires the same as an option grant, but does not involve the issuance of shares on exercise and accordingly, has no dilutive effect.
(6)	Initial stock option grant to Ian R. Ashby upon his appointment to the Board on January 1, 2014.
(7)	DSUs were granted to the Directors in January and December 2014, December 2015, and December 2016. The DSUs vest immediately and do not expire, but are paid out 60 days following the date he/she ceases to be a director. The payout value of the DSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2016 ($4.25). The number of units outstanding includes additional units added to the holder’s account upon payment of dividends by the Company subsequent to grant.
(8)	Geoffrey Chater and Stephen V. Scott were granted 20,000 stock options on August 1, 2016 with an exercise price of $4.32 and expiry date of August 1, 2021, and 97,300 stock options on December 8, 2016 with an exercise price of $4.31 and expiry date of December 8, 2021, upon election to the Board in 2016.

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Value Vested or Earned During the Year

The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2016, for each of the non-executive Directors.

Name	Option-based Awards – Value Vested During Year $(1)	Share-based Awards – Value Vested During the Year $(2)(3)
R. Stuart Angus, Chair	12,692	104,834
Ian R. Ashby	27,617	74,635
Geoffrey Chater	Nil	74,635
Robert J. Gayton	9,417	74,635
Gary E. German	9,417	74,635
Gerard E. Munera	9,417	74,635
Stephen V. Scott	Nil	74,635
(1)	Amounts represent the aggregate dollar value that would have been realized if all stock options that vested during 2016 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date ($3.77 on January 1, 2016 and $4.34 on December 10, 2016) and the exercise price of the stock options ($3.51 grant of January 1, 2014 and $3.49 grant of December 10, 2015). Options that vested from the December 12, 2014 grant were out of the money and therefore not included in this calculation of value.
(2)	No Cash-settled SARs vested during 2016.
(3)	DSUs were granted to the Directors in December 2016. The DSUs vest immediately and do not expire, but are paid out 60 days following the date he/she ceases to be a director. The value of the DSUs that vested during the year was calculated by multiplying the numbers of DSUs granted by the by the 5-day volume-weighted average share price on the date of grant of $4.31 for the December 2016 grant.

Outstanding Cash-settled SARs Awards

The following table sets out the outstanding Cash-settled SARs awards held by the non-executive Directors as at the end of December 31, 2016.

Name	Cash-settled SARs Outstanding	Cash SARs Strike Price $	Cash SARs Expiration Date	Value of Unexercised In- the-money Cash SARs $(1)
R. Stuart Angus, Chair	217,000 125,000	4.27 3.69	Nov 20/17 May 16/18	Nil 57,500
Robert J. Gayton	163,000 105,000	4.27 3.69	Nov 20/17 May 16/18	Nil 48,300
Gary E. German	163,000 105,000	4.27 3.69	Nov 20/17 May 16/18	Nil 48,300
Gerard E. Munera	163,000 105,000	4.27 3.69	Nov 20/17 May 16/18	Nil 48,300
(1)	Calculated as the intrinsic value of the SARs based on the closing price of the Common Shares ($4.15) on the TSX at December 31, 2016.

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Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

The following table sets forth details of outstanding stock options under the Company’s Plan which was approved by shareholders on September 5, 2012 and again on May 4, 2015.

Stock Option Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Stock Options	Weighted Average Exercise Price of Outstanding Stock Options $	Number of Securities Remaining Available for Future Issuance Under Incentive Stock Option Plan(1)
Plan, at December 31, 2016	9,068,765	3.95	11,270,530
Plan, at the date of this Information Circular	9,176,433	3.96	11,199,765
(1)	This number is 6.75% of the issued and outstanding shares of the Company, less the number of outstanding stock options.

The Company’s former stock option plan and the ability to grant stock options under that plan expired on April 27, 2012 (the “Former Plan”), and all stock options granted under the Former Plan expired in 2016.

The Plan provides for a maximum number of securities equaling 6.75%, or 20,376,198 of the 301,869,593 outstanding shares which may be granted as stock options and including in this calculation the number of stock options currently outstanding in the Former Plan.  As stock options are exercised or Common Shares are otherwise issued, the number of stock options available to grant under the Plan (the “Plan Balance”) up until the date of expiry, could be increased up to the 6.75% maximum upon application to the TSX.  Stock options which expire without being exercised are automatically added back into the Plan Balance.

The Directors approved an amendment to the Former Plan on May 5, 2015 to ensure that the stock appreciation right (“SAR”) provision contained in the Former Plan is consistent with the SAR provision contained in the Plan in dealing with SARs granted in tandem with any outstanding options.  It allows the Company the flexibility to settle the net value of outstanding options under the Former Plan in cash or shares, which is consistent with the SAR provision in the current plan.  This revision was approved by the TSX on May 12, 2015.

At December 31, 2016 a total of 9,068,765 options had been granted under the Plan, representing approximately 3.0% of the issued and outstanding shares of the Company, representing approximately 44.5% of the available 6.75% maximum percentage of securities available to be granted.  Of the total 44.5% of options granted, 8,106,100 total options have been granted to Directors and insiders of the Company, representing approximately 89.3% of the total outstanding shares. The Board may grant options under the Plan to any director, officer, employee, affiliate, contractor or a permitted assign of any eligible individual or contractor of the Company, in amounts it considers appropriate up to 6.75% of the issued and outstanding shares. Other than the restrictions noted within the terms of the Plan with regard to insiders and non-employee directors, there are no restrictions on the number of options which may be granted to any one person.  Options shall not be granted under the Plan and securities shall not be made issuable under any other share compensation arrangement which could, in the aggregate, result in i) the number of shares issuable to eligible persons who are, at the time of the particular grant, insiders, exceeding the lesser 6.75% of the issued and outstanding shares; or ii) the issuance to insiders, within any one-year period, of a number of shares exceeding 6.75% of the issued and outstanding shares.  The maximum number of options issuable to non-executive directors shall not exceed 1% of the issued and outstanding shares in the aggregate for the life of the Plan, or $100,000 share value calculation per non-employee director per year, whichever is less.

The Board may set the vesting schedule of options granted, subject to the terms of the Plan.  The option exercise price is determined by the Board and must be not less than the market price (being the volume weighted average trading price of the common shares of the Company calculated by dividing the total value by the total volume of securities traded on the TSX) on the date on which the grant of the option is approved by the Board. The maximum term of any option is five years.

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Options which are terminated without the issuance of shares may be added back to the Plan.  Options terminate at the earliest of: i) the expiry date, ii) one year succeeding death, or iii) 90 days following termination of office or employment, unless termination is for cause in which case expiry is immediate. If the option expiry date falls i) during a blackout period imposed by the Company, or (ii) within two business days after the end of the blackout period in question, the expiry date shall be automatically extended to a date that is ten business days after the last date of the blackout period in question.  The optionee may elect a cashless exercise, whereby the Company will arrange the sale of shares pursuant to the exercised option, then forward the proceeds of the net benefit to the optionee.  An option is personal to the optionee and is non-assignable, except to a Permitted Assign of the optionee, subject to the terms of the Plan.

The Board may amend the following terms of the Plan subject to regulatory approval without shareholder approval:  vesting provisions, termination provisions provided there is no extension beyond the original expiry date; and other amendments of a “housekeeping” nature.

The Board must receive shareholder approval before amending the following terms of the Plan:  limitations on grants to insiders and shares reserved for issuance to insiders; limitations on grants to non-employee directors, reduction in exercise price of any previously granted option; the maximum number of shares reserved under the Plan;  extensions beyond the original expiry date of an option not involving a blackout period;  amendments to permit transferability of options other than to permitted assigns; and any amendment to the amendment provisions.

Audit Committee

Information concerning the Company’s Audit Committee is set out under the heading Audit Committee in the Company’s annual information form dated February 23, 2017 (“AIF”) which contains information for the year ended December 31, 2016. The AIF may be obtained from SEDAR under the Company’s profile at www.sedar.com or from EDGAR at www.sec.gov, or on the Company’s website at www.nevsun.com.

NYSE MKT Corporate Governance

The Common Shares are listed on NYSE MKT LLC (“NYSE MKT”).  Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Particulars of Other Matters to be Acted Upon

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set out in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment.

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Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, or on the Company’s website at www.nevsun.com.  Shareholders may contact the Company to request copies of financial statements and MD&A as follows:

By phone: 604-623-4700

By fax: 604-623-4701

By email: contact@nevsun.com

Financial information at December 31, 2016 is provided in the Company’s audited annual consolidated financial statements and MD&A, filed on SEDAR and EDGAR.

DATED March 20, 2017

“Clifford T. Davis”

Clifford T. Davis
President and Chief Executive Officer

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Schedule “A” – Board Charter

NEVSUN RESOURCES LTD.

BOARD CHARTER

A. OBJECTIVES

The Board of Directors (the “Board”) has the responsibility to oversee the conduct of the business of Nevsun Resources Ltd. (the “Company”) and to supervise the management of the business and affairs of the Company. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value, to ensure that the Company operates in a reliable, safe manner and meets its obligations on an ongoing basis.  The Board is accountable to and shall consider the legitimate interests of its shareholders and other stakeholders such as government authorities, employees, contractors, customers, communities and the public. The Board, through the chief executive officer (the “CEO”) of the Company, shall set the standards of conduct for the enterprise, provide direction and oversight, approve strategic plans presented by senior management and evaluate the performance of senior management.

B. PROCEDURE AND ORGANIZATION

The Board operates by delegating certain of its authorities to its committees and to management and by reserving certain powers to itself. The Board retains the responsibility for:

1.	managing its affairs including selecting its Chair, nomination of candidates for election to the Board, constituting committees of the Board and determining director compensation upon the recommendation of a committee of the Board; and

2.	engaging any necessary internal and/or external advisors.

C. DUTIES AND RESPONSIBILITIES

1.	Legal Requirements:

a)	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

b)	The Board has the statutory responsibility to:

i.	exercise the powers of the Company directly or indirectly through the employees and agents of the Company;

ii.	direct the management of the business and affairs of the Company; and

iii.	act in accordance with its obligations contained in:

1.	the Corporations Act (British Columbia) and the regulations thereto;

2.	the Company's constating documents;

3.	the securities legislation of each province of Canada in which the Company is a reporting issuer;

4.	the United States federal securities laws, and the rules and regulations adopted thereunder by the Securities and Exchange Commission;

5.	the rules and policies of the Toronto Stock Exchange;

6.	the rules and policies of the NYSE MKT; and

7.	other relevant legislation and regulations.

c)	The directors in exercising their powers and discharging their duties must:

i.	act honestly and in good faith with a view to the best interests of the Company; and

ii.	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

d)	The Board has the responsibility for considering, among other things, the following matters:

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i.	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

ii.	the filling of a vacancy among the directors or in the office of auditor;

iii.	the issuance of securities for equity and debt capital;

iv.	the declaration of dividends;

v.	the purchase, redemption or any other form acquisition of shares issued by the Company;

vi.	the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company or from any other person or procuring or agreeing to procure purchases for any such shares;

vii.	the approval of interim and annual financial statements of the Company; and

viii.	the adoption, amendment or repeal of the constating documents of the Company.

e)	The Board has constituted and delegated certain of its duties and responsibilities to the following committees of the Board:

i.	Audit

ii.	Human Resources

iii.	Corporate Governance

iv.	Special

the scope, duties and responsibilities of which are mandated in their respective terms of reference.

In addition to the above, the Social, Environmental, Safety and Health Committee comprises a combination of Board and management.

2.	Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Company and to participate with management directly in developing and approving the strategy by which it proposes to achieve these goals. The Board also has the responsibility for considering the annual operating budget including ensuring that it reflects the agreed upon strategies.

3.	Commitment of Capital

The Board has the responsibility for approving the commitment of material capital for sustaining and expanding operations and for the acquisition of entities.

4.	Managing Risk

The Board and its committees have the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

5.	Appointment, Training and Monitoring Senior Management

The Board and its committees have the responsibility:

a)	to appoint the CEO, to monitor and assess CEO performance against clearly stated objectives, to determine CEO compensation and to provide advice and counsel in the execution of the CEO’s duties;

b)	to approve the appointment and remuneration of all corporate officers, acting upon the advice of the CEO; and

c)	to ensure that adequate provision has been made to train and develop management and for the orderly succession of management.

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6.	Policies, Procedures and Compliance

The Board and its committees have the responsibility:

a)	to ensure that the Company operates at all times within applicable laws and regulations and to ethical and moral standards;

b)	to approve and monitor compliance with significant policies and procedures by which the Company is operated;

c)	to ensure the Company satisfies environmental standards in its operations and is in compliance with environmental laws and legislation; and

d)	to ensure the Company has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.

7.	Reporting and Communication,

The Board and its committees have the responsibility:

a)	to ensure the Company has in place programs and working relationships which result in an open and meaningful communication with employees, who the Board recognize as the foundation of the Company;

b)	to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

c)	to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

d)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

e)	to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company; and

f)	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year.

8.	Monitoring and Acting

The Board and its committees have the responsibility:

a)	to monitor the Company's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

b)	to take action when performance falls short of its goals and objectives or when other special circumstances warrant; and

c)	to ensure that the Company has implemented adequate control and information systems which ensure the effective discharge of its responsibilities.

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MANAGEMENT INFORMATION CIRCULAR

Schedule “B” – Human Resources Committee Mandate

NEVSUN RESOURCES LTD.

HUMAN RESOURCES COMMITTEE MANDATE

Each member of the Human Resources Committee shall be “independent” of the Company within the meaning of all applicable legal and regulatory requirements (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

The Human Resources Committee (the “Committee”) shall have the following duties and responsibilities:

1.	Annually review the Company’s overall compensation strategy and objectives;

2.	Annually review and assess the Chief Executive Officer's performance against pre-agreed objectives and recommend to the Board the compensation of the CEO (in each case, without the CEO being present during the deliberations and vote);

3.	Annually review performance assessments of the Company’s other senior executives and, upon the advice of the CEO and in the Committee’s discretion, recommend any changes to the Board for consideration;

4.	Review and recommend to the Board objectives for overall compensation policies and practices that are sufficiently competitive and attractive, properly reflect duties, responsibilities and performance objectives, and avoid the encouragement of inappropriate or excessive risks ;

5.	Review executive appointments, employment agreements and terminations;

6.	Review senior management succession plans and participate in the recruitment of executives, especially succession to the CEO;

7.	Annually review and recommend to the Board the amount and form of Directors' compensation;

8.	Review and recommend the disclosures describing executive compensation and development included in the annual Information Circular before it is publicly released;

9.	Provide input regarding labour issues, pay equity, employment equity, work place discrimination, sexual harassment, employee benefit plans or any other matter brought to the Committee’s attention within the scope of its duties;

10.	Approve the retention of any independent compensation consultant or advisor to the Company at its discretion or at the request of management; and

11.	Perform such other duties as may be assigned by the Board from time to time or required by applicable regulatory authorities.

53 | NEVSUN RESOURCES LTD.